Form 10-K, Exhibit 13
period 1993-12-31
CHICAGO & NORTH WESTERN HOLDINGS CORP
filed 1994-03-21
CIK 854884

Market for the Registrant's Common Equity and Related Stockholders Matters


Stock Listing
     The company's common stock is traded on the New York, Midwest, Philadelphia and Boston Stock Exchanges under the symbol CNW.

                                        High          Low

          Fourth quarter 1993          25-1/8       19-1/2
          Third quarter 1993           23           19
          Second quarter 1993          24-1/4       19-7/8
          First quarter 1993           23-1/8       19-1/8


Dividends
     No dividends have been paid on the common stock during 1993 (see Note 6(d) to Consolidated Financial Statements).


Stockholders
     As of December 31, 1993, there were 963 holders of record.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     In 1993, operating revenues increased $58.2 million, primarily due to a 23.1% increase in coal traffic volume. Increased coal revenues were partially offset by significant losses of corn traffic due to substantial flooding in the upper Midwest during June through September of 1993. Operating expenses, excluding special charges, increased $48.3 million, reflecting the effects of midwestern flooding and increased traffic levels. The Company believes the net effect of reduced revenues and increased expenses related to the flooding was approximately $14 million pretax.

     In 1993, the Company continued its efforts to become the rail industry's low-cost leader in the markets it serves. Cost reductions -- employee cuts, facility consolidations and the centralization of operations -- have been the primary strategy used to reach this goal. Since December of 1988, the Company has decreased the size of its workforce by 24.4%.

     The Company continued to improve its capital structure in 1993 through a negotiated interest rate reduction for a portion of its senior secured debt facilities (the "Debt Facilities"); through prepayments of debt, including the remaining outstanding 15.5% senior subordinated debentures (the "Debentures"); and through the issuance of 1,371,265 shares of common stock in connection with a secondary stock offering. In 1992 the Company effected a recapitalization plan (the "Recapitalization") that redeemed or exchanged all preferred stock, prepaid all borrowings under the prior credit agreement and retired the majority of the Debentures. See Note 12 to Consolidated Financial Statements.


Results of Operations:  1991-1993
Summary of Operations
                                                         (millions of dollars)

                                                   1993       1992      1991

Operating revenues                               $1,043.2    $985.0    $979.0
Operating expenses excluding special charges        829.1     780.8     788.2
Special charges                                       5.0      30.0     115.8
Total operating expenses                         $  834.1    $810.8    $904.0

Operating income                                 $  209.1    $174.2    $ 75.0
Other income, net                                    11.0       8.1      11.1
Interest expense                                    105.4     126.1     156.8
Income (loss) before income taxes                $  114.7    $ 56.2    $(70.7)
Income taxes                                         50.7      18.8     (27.2)
Income (loss)*                                   $   64.0    $ 37.4    $(43.5)


*Before extraordinary items and cumulative effect of a change in method of accounting.
                                       2

     The Company's 1993 income increased $26.6 million compared with 1992. This increase reflects a $58.2 million revenue increase, a $25.0 million reduction in special charges and a $20.7 million decrease in interest expense, partially offset by a $48.3 million increase in operating expenses and a $31.9 million increase in income taxes.

     The Company's 1992 income increased $80.9 million compared with 1991. This increase reflects an $85.8 million reduction in special charges, a $30.7 million reduction in interest expense due to the Recapitalization and lower interest rates, and a $7.4 million reduction in operating expenses partially offset by a $46.0 million increase in income taxes.

     The Company's 1993 operating income increased $34.9 million compared with 1992, due to a $58.2 million revenue increase and a $25.0 million reduction in special charges, partially offset by a $48.3 million increase in operating expenses reflecting the effects of increased traffic volume and midwestern flooding.

     The Company's 1992 operating income increased $99.2 million, compared with 1991, due to an $85.8 million reduction in special charges and decreased labor and fuel costs, partially offset by increased equipment rental and other expenses. The Company recorded a $30.0 million pretax special charge in 1992 for severance payments and costs associated with the consolidation of the Company's customer service functions and the closing of its Council Bluffs, Iowa, diesel shop. The 1991 loss reflects a $115.8 million pretax special charge for employee-reduction programs primarily covering train crew personnel and increased casualty and environmental reserves.

     Excluding special charges, the Company's 1993 operating income was $214.1 million, an increase of $9.9 million compared with 1992. Excluding special charges, the Company's 1992 operating income was $204.2 million, an increase of $13.4 million compared with 1991.


Operating Revenues

     Net freight revenues were $932.7 million in 1993, an increase of $59.9 million (or 6.9%) compared with 1992. Net freight revenues were $872.8 million in 1992, an increase of $4.3 million (or 0.5%) compared with 1991.
The balance of the operating revenues resulted from commuter service and other operations.

     The following tables provide three-year comparisons of freight revenues and loads by the Company's business groups.
                                       3

Revenue Comparison by Business Group                                   (dollars in millions)

                          1993                           1992                    1991
                          Percent  Percent             Percent  Percent             Percent
                          change   of total            change   of total            of total
               Gross      from     gross     Gross     from     gross     Gross     gross
               revenues   1992     revenues  revenues  1991     revenues  revenues  revenues
Energy (Coal)  $  319.0    19.3 %   32.0%    $267.3   (7.9)%     28.3%    $290.2     31.0%
Agricultural
 Commodities      211.3    (3.1)    21.2      218.1    4.5       23.1      208.7     22.3
Automotive,
 Steel and
 Chemicals        200.5     5.0     20.1      190.9    7.5       20.2      177.6     19.0
Intermodal        119.5     2.7     12.0      116.4    6.8       12.3      109.0     11.6
Consumer
 Products         145.8    (4.1)    14.7      152.0    1.1       16.1      150.3     16.1

Gross freight
 revenues      $  996.1     5.4 %  100.0%    $944.7    1.0 %    100.0%    $935.8    100.0%
Allowances,
 absorptions,
 & adjustments    (63.4)  (11.8)              (71.9)   6.8                 (67.3)

Net freight
 revenues      $  932.7     6.9 %            $872.8     0.5 %             $868.5
Commuter           85.1    (4.8)               89.4     3.0                 86.8
Other              25.4    11.4                22.8    (3.8)                23.7

Operating
 revenues      $1,043.2     5.9 %            $985.0     0.6 %             $979.0



Load Comparison by Business Group                                       (loads in thousands)

                          1993                          1992                     1991
                          Percent                      Percent
                          change   Percent             change   Percent             Percent
               Total      from     of total  Total     from     of total  Total     of total
               loads      1992     loads     loads     1991     loads     loads     loads
Energy (Coal)    785.5    23.1 %    33.4%      638.0   (3.7)%    29.1%      662.6    31.7%
Agricultural
 Commodities     304.5    (5.0)     12.9       320.6    8.3      14.6       296.1    14.1
Automotive,
 Steel and
 Chemicals       332.3     4.5      14.1       318.0    8.9      14.5       291.9    14.0
Intermodal       714.0     3.6      30.4       689.2   11.5      31.5       618.0    29.5
Consumer
 Products        215.3    (4.9)      9.2       226.4    0.7      10.3       224.8    10.7

Total loads    2,351.6     7.3 %   100.0%    2,192.2    4.7 %   100.0%    2,093.4   100.0%

1993 Operating Revenues Compared to 1992

     As reflected in the previous tables, 1993 revenues and volumes compared to 1992 were higher in the Energy; Automotive, Steel and Chemicals; and Intermodal business groups. Total volume increased 7.3% and net freight revenues increased 6.9% in 1993 compared with 1992. Freight rates in 1993 decreased for the Energy business group due to contracts that were entered into or renewed at rates lower than those previously realized. Average revenue per load for all commodity groups as a whole remained stable, decreasing slightly from $398 in 1992 to $397 in 1993.

     Energy (Coal) - Coal transportation, primarily to utility customers, is the Company's largest, single revenue-producing activity. Volume and revenues increased compared with 1992 due to new contracts and increased coal originations for existing customers handled by the Company's subsidiary, Western Railroad Properties, Incorporated ("WRPI"), from the southern Powder River Basin in Wyoming (the "Powder River Basin"). The increases were also partially due to shipments in 1992 being lower than normal due to mild weather. Revenue increases were less than volume increases due to new and renewed contracts at rates lower than those in place in 1992. WRPI's net freight revenues were $204.9 million and $169.0 million in 1993 and 1992, respectively. WRPI loadings were 708,872 and 554,895 in 1993 and 1992, respectively. Of the total coal loads handled in 1993, 90.7% originated on WRPI compared with 87.3% in 1992. Coal shipments and revenue for 1994 are expected to be higher than 1993.

     Agricultural Commodities - Volume and gross revenues decreased compared with 1992 due to midwestern flooding that reduced the quantity and quality of the corn harvest in the Company's service territory. This decrease was partially offset by an increase in fertilizer shipments required to replace soil nutrients lost due to the flooding. Grain shipments for 1994 are expected to remain depressed due to the reduced 1993 corn harvest.

     Automotive, Steel and Chemicals - Volume and gross revenues increased due to increased automobile production; improved market share from General Motors' Janesville, Wisconsin plant; increased demand and market share for steel shipments from on-line mills; increased soda ash shipments to glass producers and new plastics business. These increases were partially offset by reduced traffic due to Chrysler's Belvidere, Illinois assembly plant being closed for model changeover during the last half of 1993. Volume and gross revenues are expected to increase in 1994 due in part to resumption of production at the Belvidere assembly plant.

     Intermodal - Volume and gross revenues increased due to growth from existing customers. Volume increases are slightly higher than revenue increases as a result of traffic moving at lower rates due to market pressures. Volume and revenue increases are expected to continue in 1994.

     Consumer Products - Volume and revenues decreased compared to 1992. The decrease is primarily due to business that has diverted to the Wisconsin Central route due to that railroad's acquisition of the Fox River Valley Railroad. Volume and revenues in 1994 are expected to remain flat.
                                       5

1992 Operating Revenues Compared to 1991

     Revenues and volumes for 1992 compared to 1991 were higher in all business groups except Energy. Total volume increased 4.7% and net freight revenues increased 0.5% in 1992 compared with 1991. Freight rates in 1992 remained stable for the Agricultural Commodities; Automotive, Steel and Chemicals; and Consumer Products business groups, but decreased for the Energy and Intermodal business groups due to market pressures. Average revenue per load for all commodity groups as a whole decreased from $415 in 1991 to $398 in 1992.

     Energy (Coal) - Volume and revenues decreased compared with 1991 for two major reasons. First, coal shipments in the first quarter of 1991 were high in order to meet WRPI-contracted minimum shipping requirements deferred from 1990 due in part to capacity constraints (alleviated by 1991 track construction) and bad weather. Second, 1992 shipments were also lower due to mild weather that decreased the demand for electricity. Revenues declined more than volume as a result of weather-related changes in traffic mix, market pressures and a decrease in the Rail Cost Adjustment Factor (a cost-based measurement used to adjust contract pricing). WRPI's net freight revenues were $169.0 million and $176.4 million in 1992 and 1991, respectively. WRPI loadings were 554,895 and 572,888 in 1992 and 1991, respectively. Of the total coal loads handled in 1992, 87.3% originated on WRPI compared with 86.8% in 1991.

     Agricultural Commodities - Volume and gross revenues increased compared with 1991 due to increased shipments of corn, soybeans, prepared animal feed, soybean meal, corn syrup, phosphate, potash and sulphur. Gross revenues did not increase as much as volume due to a change in traffic mix from export to processors, resulting in shorter hauls.

     Automotive, Steel and Chemicals - Volume and gross revenues increased due to new contracts for finished autos and the resumption of shipments to and from General Motors' Janesville, Wisconsin, plant, which was closed during 1991 for model changeover. In addition, steel shipments improved slightly due to an upturn in the domestic steel market from 1991 levels.

     Intermodal - Volume and gross revenues increased due to two new customers and growth from existing customers. Volume increases were higher than revenue increases as a result of rate decreases caused by market pressures.

     Consumer Products - Volume and revenues increased compared to 1991. The increase was primarily due to bentonite clay moving to export and taconite markets, more shipments of food products, and higher lumber traffic due to market share increases and improved housing starts.


Operating Expenses

     Operating expenses in 1993 were $23.3 million (or 2.9%) higher than 1992. 1993 operating expenses, before special charges, were $48.3 million (or 6.2%) higher than 1992 primarily due to increased traffic volumes and the effects of midwestern flooding, causing increased compensation and benefits, fuel and material and purchased services expenses; and increased environmental expenses.
                                       6

     Operating expenses in 1992 were $93.2 million (or 10.3%) lower than 1991. Operating expenses, before special charges, in 1992 were $7.4 million (or 0.9%) lower than 1991, primarily due to reductions in compensation and benefits (train crew-consist reductions) and diesel fuel expense, partially offset by an increase in material and purchased services.

     The following table is a three-year comparison of operating expenses:

Operating Expenses                                       (dollars in millions)

                                         Percent              Percent
                                         change               change
                                          from                 from
                                1993      1992       1992      1991      1991

Compensation and benefits      $389.5      3.3 %    $376.9     (4.0)%   $392.5
Diesel fuel                      70.1     18.8        59.0    (13.4)      68.1
Material & purchased services    75.4     18.4        63.7     21.8       52.3
Hire of freight equipment        62.1      6.9        58.1      3.2       56.3
Other rents                      71.9     (1.2)       72.8      4.6       69.6
Depreciation                     68.8      6.0        64.9     (2.8)      66.8
Casualties                       42.3     16.9        36.2     (9.0)      39.8
Other*                           49.0     (0.4)       49.2     15.0       42.8
Operating expenses before
  special charges              $829.1      6.2 %    $780.8     (0.9)%   $788.2
Special charges                   5.0       NM        30.0       NM      115.8
Total operating expenses       $834.1      2.9 %    $810.8    (10.3)%   $904.0


*Other includes property taxes, utilities, vehicle operating costs, FRA and railroad association fees and other general expenses.


1993 Operating Expenses Compared to 1992

     Compensation and benefits expense, excluding special charges for employee reductions and relocations, increased in 1993 as a result of higher wage levels and increased train crew costs due to traffic increases and midwestern flooding, partially offset by a 1.8% decline in the average number of employees. Payroll taxes decreased compared with 1992 due primarily to the elimination of the railroad unemployment insurance repayment tax and a reduction in the number of employees. Other fringe benefits increased due to increased health and welfare costs and increased accruals for profit sharing and management incentive compensation. Compensation and benefits expense, as a percentage of operating revenues, were 37.3% in 1993 compared with 38.3% in 1992.

     Diesel fuel expense increased due to a 12.8% increase in revenue ton miles, less efficient operations due to midwestern flooding, severe winter weather early in the year and a 0.9% increase in the average price per gallon.

     Material and purchased services increased compared with 1992 due to reduced billings for repairing foreign line cars; increased joint facility expenses; and increased maintenance and transportation expenses due to increased traffic volumes and midwestern flooding.
                                       7

     Hire of freight equipment increased due to increased traffic levels. Other rents decreased due to reduced computer and locomotive rentals due to lease expirations, partially offset by a volume-related increase in WRPI contingent rent.

     Depreciation increased compared with 1992 primarily due to increased traffic levels on WRPI where track structure components are depreciated on the unit of production method.

     Casualties increased primarily due to an increased charge for environmental liability and a 1992 reduction in personal injury expense due to the favorable settlement of a serious personal injury case.

     During 1993, the Company accrued a special charge of $5.0 million for severance and related costs, relocation costs related to the closing of the Company's Oelwein, Iowa diesel shop and a management fee payable to one of the Company's previous principal stockholders. During 1992, the Company accrued a special charge of $30.0 million for employee reductions related to the consolidation of its customer service functions and the closing of its Council Bluffs diesel shop.


1992 Operating Expenses Compared to 1991

     Compensation and benefits expense, excluding special charges for employee reductions and relocations, decreased in 1992 as a result of an 8.4% decline in the average number of employees (primarily, train crew-consist reductions), but was partially offset by higher wage levels. Payroll taxes decreased compared with 1991 due to the reduction in the number of employees. Other fringe benefits decreased due to reductions in employee levels, reduced health and welfare costs and decreased accruals for management incentive compensation. Compensation and benefits expense, as a percentage of operating revenues, were 38.3% in 1992 compared with 40.1% in 1991.

     Diesel fuel expense decreased compared with 1991 due to an 8.6% reduction in the average price per gallon combined with a 2.9% reduction in usage due to the acquisition of more fuel-efficient locomotives and continuing fuel conservation programs.

     Material and purchased services increased compared to 1991 due to reduced billings for repairing foreign line cars and increased rail grinding and intermodal services provided by contractors.

     Hire of freight equipment increased due to new leases of open-top hoppers in 1991 and gondolas in 1992. Other rents increased due to the lease of 35 new locomotives in the third quarter of 1991 and 11 rebuilt locomotives in 1992.

     Depreciation decreased compared with 1991 primarily due to implementation of new rates resulting from a depreciation study, and reduced traffic levels on WRPI where track structure components are depreciated on the unit of production method.
                                       8

     Casualties decreased primarily due to a reduction of personal injury expense due to a favorable settlement of a serious case.

     Other expense increased compared with 1991 primarily due to increased software costs, FRA and railroad association fees, property taxes and non-recurring litigation costs, partially offset by a decrease in bad debt expense.

     During 1992, the Company accrued a special charge of $30.0 million for employee reductions related to the consolidation of its customer service functions and the closing of its Council Bluffs diesel shop. During 1991, the Company accrued a special charge of $76.8 million for employee reduction programs covering train crew personnel and non-operating employees. Additionally, the Company accrued a special charge of $39.0 million for increased environmental liability and personal injury reserves.


Other Income, Net

     See Note 3 to Consolidated Financial Statements for a summary of other income, net.

Interest Expense

     1993 interest expense decreased $20.7 million compared with 1992 due to the Recapitalization, average lower interest rates and reduced debt levels. 1992 interest expense decreased $30.7 million compared with 1991 due to the Recapitalization and lower average interest rates. On a pro forma basis, assuming the Recapitalization had occurred January 1, 1992, interest expense for 1992 would have been reduced by an additional $9.2 million. Included in interest expense is amortization of financing fees totaling $8.1 million in 1993, $8.7 million in 1992 and $7.9 million in 1991.

Income Taxes

     The income tax provision for 1993 increased $31.9 million compared with 1992 primarily due to a $58.5 million increase in taxable income and an increase in the corporate tax rate. Approximately $7.1 million of the increase is related to the impact of the higher corporate rate on prior years' deferred taxes. The Company recognized tax benefits of $6.6 million in 1993 in connection with the extraordinary loss on prepayment of long-term debt.

     Due to the availability of approximately $209 million of net operating losses and $49 million of investment tax credits, the Company does not anticipate payment of significant amounts of income taxes until 1996. See
Note 2 to Consolidated Financial Statements.

     The income tax provision for 1992 increased $46.0 million compared with 1991 due to a $126.9 million increase in book taxable income, which was partially offset by a $2.8 million reduction in the valuation allowance for deferred tax assets. In 1992 the Company recognized tax benefits of $57.0 million and $1.5 million in connection with the extraordinary loss on the Recapitalization and the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Accounting for Postretirement Benefits Other than Pensions", respectively.
                                       9

     The income tax provision for 1991 reflects the adoption, effective January 1, 1991, of SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of SFAS No. 109 for years prior to 1991 was $25.6 million. See Note 1(f) to Consolidated Financial Statements.


Other Matters

     The Company is a party to several proceedings before federal and state regulatory agencies relating to environmental issues. The Company has been named a potentially responsible party in several administrative proceedings for the cleanup of various waste sites, including some Superfund sites. In the opinion of management, based on the information currently available and reserves provided for such costs, the ultimate liability resulting from these environmental matters will not materially affect the results of operations or financial position of the Company. See Note 8 to Consolidated Financial Statements.

     On July 28, 1993, the Company completed a secondary stock offering and issued an additional 1,371,265 shares of common stock pursuant to the underwriters exercise of over-allotment options. As part of the secondary offering, the Company's previous principal stockholder, Blackstone Capital Partners, sold substantially all their shares of common stock. See Note 6(b) to Consolidated Financial Statements for discussion.


Asset Sales

     The Company received net proceeds before income taxes from asset sales, including excess rolling stock and non-operating real estate, of $9.9 million in 1993, $12.8 million in 1992 and $21.4 million in 1991. The Company has signed an agreement to sell its line from Norfolk to Chadron, Nebraska for $6.3 million.


Liquidity

     At December 31, 1993, the Company's working capital totaled a negative $51.9 million, while cash and temporary cash investments totaled $70.9 million. The Company historically operates with negative working capital due to a higher turnover rate for receivables than accounts payable. Consolidated indebtedness is substantial in relation to its common stockholders' equity.
As of December 31, 1993, the Company had long-term indebtedness, including current maturities, of $1.2 billion and common stockholders' equity of $226 million. The Company's ratio of long-term debt to total capitalization decreased to 83.5% at December 31, 1993 from 89.5% at December 31, 1992.

     The Company's cash requirements for financing and investing activities are comprised of interest and principal payments under the Debt Facilties and its other outstanding indebtedness and capital expenditures, primarily for track improvements. The Company is required to make scheduled principal repayments of approximately $59 million in 1994; $97 million in 1995; $109 million in 1996; $97 million in 1997; $175 million in 1998; and additional amounts thereafter. The Debt Facilities and WRPI's debt require accelerated debt payments if there is excess cash flow as defined in the respective agreements.
                                      10

     The Company believes that its cash flow from operations, together with approximately $47 million available on a revolving credit basis, will allow it to meet its liquidity requirements, including debt service and capital expenditures, during the foreseeable future. However, the Company's ability to make principal and interest payments on its outstanding indebtedness and to comply with the financial covenants under the Debt Facilities, including a current ratio, an interest coverage ratio, a leverage ratio and a net worth test, is dependent upon the Company's future performance and business growth, which are subject to financial, economic, competitive and other factors affecting the Company and its subsidiaries, many of which are beyond the Company's control.

     The Debt Facilities and certain other agreements materially restrict the Company from paying dividends on or redeeming capital stock. See Note 6(d) to the Consolidated Financial Statements.


Capital Expenditures

     The Company allocates funds for capital expenditures based on its capital needs indicated by its long-term planning and availability of internally generated funds or suitable long-term financing.

     Capital expenditures for 1993 were $115.8 million. The Company's 1994 capital expenditures are currently budgeted at approximately $152 million. The majority of the capital expenditures program covers replacement of rail, ties and other track material system-wide, expansion of train handling capacity from the Powder River Basin by WRPI and construction of new facilities to serve shippers.

     The Company's 1993 capital expenditures included programs to consolidate the Company's Minneapolis-St. Paul, Minnesota yard facilities and expand the Company's Global II double-stack container terminal and approximately $4 million to replace property damaged by midwestern flooding. The Company entered into operating lease agreements in 1993 covering 65 locomotives and 1,300 freight cars with a cost to the lessors of approximately $161 million, with approximately $59 million of such equipment being received in 1993. The Company expects to enter into additional operating lease agreements in 1994 for 65 locomotives and approximately 300 freight cars which have a cost to the lessors of approximately $107 million.

           CHICAGO AND NORTH WESTERN HOLDINGS CORP. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
               Millions of dollars except for per share amounts


                                                  Years Ended December 31,
                                                1993        1992        1991

Operating revenues                           $1,043.2    $  985.0    $  979.0

Operating expenses excluding
  special charges                            $  829.1    $  780.8    $  788.2
Special charges                                   5.0        30.0       115.8
      Total operating expenses               $  834.1    $  810.8    $  904.0

Operating income                             $  209.1    $  174.2    $   75.0
Other income, net                                11.0         8.1        11.1
Interest expense                                105.4       126.1       156.8

Income (loss) before income taxes            $  114.7    $   56.2    $  (70.7)

Income taxes:
  Currently payable                          $    1.3    $      -    $   (2.0)
  Deferred                                       49.4        18.8       (25.2)
                                             $   50.7    $   18.8    $  (27.2)
Income (loss) before extraordinary item
  and cumulative effect of a
  change in method of accounting             $   64.0    $   37.4    $  (43.5)
Extraordinary loss on prepayment of
    long-term debt, net of income taxes         (10.8)      (91.0)       (3.4)
Cumulative effect of change in method
  of accounting for income taxes                    -           -       (25.6)
Cumulative effect of change in method of
  accounting for other postretirement
  benefits, net of income taxes                     -        (2.6)          -
Net income (loss)                            $   53.2    $  (56.2)   $  (72.5)
Preferred stock dividends                           -        11.9        30.3
Excess of liquidation value over
  carrying value of preferred
  stock called for redemption                       -        46.8           -
Income (loss) available for
  common stockholders                        $   53.2    $ (114.9)   $ (102.8)

Earnings (loss) per common share:
  Before extraordinary item and
    cumulative effect of a change
    in method of accounting                    $ 1.44      $ (.58)     $(3.39)
  Extraordinary item                             (.24)      (2.50)       (.15)
  Cumulative effect of a change in
    method of accounting                            -        (.07)      (1.18)
      Total                                    $ 1.20      $(3.15)     $(4.72)


Shares used in earnings per share
  computation (thousands)                      44,261      36,457      21,763

See accompanying Notes to Consolidated Financial Statements.
2

           CHICAGO AND NORTH WESTERN HOLDINGS CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                              Millions of dollars

                                                            December 31,
                                                        1993           1992
ASSETS
Current assets:
  Cash and temporary cash investments                 $   70.9       $   44.2
  Accounts receivable, net of allowance
    for doubtful accounts of $.2 and $.2                 140.9          129.7
  Materials and supplies                                  27.7           29.4
  Prepaid expenses and other                               9.3           11.4
                                                      $  248.8       $  214.7
Property:
  Road                                                $1,938.6       $1,844.4
  Equipment                                              155.3          142.8
  Accumulated depreciation                              (273.1)        (205.8)
                                                      $1,820.8       $1,781.4
Other assets                                          $   66.3       $   75.9
      Total assets                                    $2,135.9       $2,072.0


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses               $  179.4       $  171.7
  Payroll and vacation pay                                35.3           34.3
  Interest                                                10.9           16.9
  Taxes                                                   16.2           13.3
      Total, excluding long-term debt
        due within one year                           $  241.8       $  236.2
  Long-term debt due within one year                      58.9           50.7
                                                      $  300.7       $  286.9
Casualties and environmental reserve                      78.3           60.3
Other liabilities                                         84.3           89.6
Deferred income taxes                                    303.6          263.3
Long-term debt, excluding amounts
    due within one year:
  C&NW railroad                                          730.4          798.9
  WRPI                                                   412.4          429.0
      Total long-term debt,
        excluding amounts due within one year         $1,142.8       $1,227.9
      Total liabilities                               $1,909.7       $1,928.0

Stockholders' equity:
  Common stock, par value $.01 per share,
    authorized 250,000,000 shares of which
    125,000,000 are non-voting; issued and
    outstanding 43,650,561 and 41,902,131 shares,
    respectively (of which 12,835,304 and
    12,335,304, respectively, are non-voting)         $    0.4       $    0.4
  Capital surplus                                        537.5          508.5
  Retained income                                       (311.7)        (364.9)
                                                      $  226.2       $  144.0
      Total liabilities and stockholders' equity      $2,135.9       $2,072.0


See accompanying Notes to Consolidated Financial Statements.
3

           CHICAGO AND NORTH WESTERN HOLDINGS CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                              Millions of dollars



                                                   Years Ended December 31,

                                                  1993       1992       1991
Cash flow from operating activities:
  Net income (loss)                             $  53.2    $ (56.2)   $ (72.5)
  Items not affecting cash flow from
      operating activities:
    Depreciation                                   68.8       64.9       66.8
    Amortization of debt cost                       8.1        8.7        7.9
    Gain from sales of property, net               (4.4)      (1.9)      (3.4)
    Deferred income taxes                          49.4       18.8      (25.2)
    Extraordinary items, net                       10.8       91.0        3.4
    Cumulative effect of change
      in method of accounting                         -        2.6       25.6
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable    (11.2)      25.2       (8.6)
    (Increase) decrease in other current
      assets except cash                            3.8        7.1       (1.0)
    Increase (decrease) in accounts payable
      and accruals                                  5.6      (39.3)       9.3
    Increase in noncurrent reserves for
      special charges                               3.0       12.7       54.3
    Other, net                                     (6.5)      (5.5)     (12.2)
      Net cash flow from operating activities   $ 180.6    $ 128.1    $  44.4

Cash flow from financing activities:
  Proceeds from debt financing                  $   6.7    $ 758.5    $  57.6
  Proceeds from sale of common stock               26.4      216.0          -
  Payments on debt                                (50.9)     (54.1)     (33.7)
  Prepayment on long-term debt                    (32.9)    (842.9)    (112.2)
  Repurchase of interest rate swap agreements         -       (7.2)     (15.9)
  Redeem preferred stock                              -     (124.7)         -
      Net cash flow used for
        financing activities                    $ (50.7)   $ (54.4)   $(104.2)

Cash flow from investing activities:
  Additions to property                         $(115.4)   $ (83.3)   $ (84.4)
  Proceeds from property dispositions               9.9       12.8       21.4
  Other, net                                        2.3       (2.5)      (0.2)
      Net cash flow used for
        investing activities                    $(103.2)   $ (73.0)   $ (63.2)

Increase (decrease) in cash and
    temporary cash investments                  $  26.7    $   0.7    $(123.0)
Cash and temporary cash investments -
  Beginning of period                              44.2       43.5      166.5
  End of period                                 $  70.9    $  44.2    $  43.5


See accompanying Notes to Consolidated Financial Statements.
4

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF ACCOUNTING POLICIES

     a)  Principles of Consolidation.

         The consolidated financial statements reflect the operations of the Company and its subsidiaries. All significant intercompany transactions have been eliminated.

     b)  Revenue Recognition.

         The Company allocates transportation revenue between reporting periods based upon relative transit times.

     c)  Cash and Cash Equivalents.

         The Company considers all short-term investments which have an original maturity of less than ninety days as cash equivalents.

     d)  Materials and Supplies.

         Materials and supplies consist mainly of fuel oil and items to be used for maintenance of and additions to road and equipment properties and are stated at average cost.

     e)  Property and Depreciation.

         Property balances include assets under capital leases with costs (before accumulated depreciation) of $256.6 million and $259.0 million at December 31, 1993 and 1992, respectively.

         Depreciation is provided at composite straight-line rates except that the track structure components of the Company's subsidiary, Western Railroad Properties, Incorporated ("WRPI"), are depreciated on the unit of production method. For 1993, 1992 and 1991, the provision approximated an annual rate of 4.4%, 4.2% and 4.5%, respectively.
     Capital leases are depreciated over the terms of the respective leases from 3 to 28 years. The average life was approximately 13 years for 1993 and 15 years for 1992 and 1991.

         Additions and renewals constituting a unit of property are capitalized. Other renewals, repairs and maintenance are charged to expense. Track removal costs and costs of units of property retired or replaced, less salvage, are charged to accumulated depreciation. All overhead costs related to track construction and payroll additives related to other construction are capitalized.

     f)  Changes in Method of Accounting.

         Effective January 1, 1991, the Company adopted SFAS No. 109, "Accounting for Income Taxes." Under the liability method specified by SFAS No. 109, the deferred tax liability is determined based on the temporary differences between the financial statement and tax bases of

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     assets and liabilities as measured by the enacted tax rates which are expected to be in effect when these differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The cumulative effect of the change in the method of accounting for income taxes, attributable to years prior to 1991, was a decrease in net earnings of $25.6 million.

         Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The cumulative effect of the change in the method of accounting for other postretirement benefits, attributable to the accumulated postretirement benefit obligation ("APBO") for years prior to 1992, net of income taxes, was a decrease in net earnings of $2.6 million.

         Effective January 1, 1992, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." The adoption had a minimal impact upon the Company's results of operations and financial position.


2.   INCOME TAXES

     The provision (benefit) for income taxes consisted of the following:

                                                   Years ended December 31,

                                                 1993       1992       1991
                                                    (Millions of dollars)
     Provision (benefit) from:
       Continuing operations                    $ 50.7     $ 18.8     $(27.2)
       Extraordinary loss                         (6.6)     (57.0)      (2.1)
       Change in method of accounting                -       (1.5)         -
     Total income tax provision (benefit)       $ 44.1     $(39.7)    $(29.3)


     Current - Federal                          $  1.3     $    -     $ (1.8)
             - State                                 -          -       (0.2)
     Deferred                                     26.7        3.9       (5.4)
     Loss carryover benefit used (generated) 16.1 (40.8) (21.9) Reduction of deferred tax asset
       valuation allowance                           -       (2.8)         -
     Total income tax provision (benefit)       $ 44.1     $(39.7)    $(29.3)


     The 1993 provision includes a $7.1 million charge to reflect the effect of the increase in the federal corporate tax rate on the deferred tax balance as of December 31, 1992.

     Total income taxes reflected in the consolidated statement of income differ from the amounts computed by applying the federal statutory corporate tax rate as follows:
                  6

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


                                                   Years ended December 31,

                                                 1993       1992       1991
                                                    (Millions of dollars)
     Tax provision (benefit):
       At the federal statutory rate            $ 32.5     $(30.4)    $(24.1)
       Change in federal corporate tax rate        7.1          -          -
       Reduction of deferred tax asset
         valuation allowance                         -       (2.8)         -
     Federal income tax provision               $ 39.6     $(33.2)    $(24.1)
     State income tax provision                    4.5       (6.5)      (5.2)
     Total income tax provision (benefit)       $ 44.1     $(39.7)    $(29.3)


     As of December 31, 1993, the Company has net operating losses (NOLs) of approximately $209 million and $134 million for regular and alternative minimum taxes (AMTs), respectively. The Company's NOLs are recognized for financial statement purposes as a reduction of the deferred tax liability and expire as follows:

               2000      $ 28 million            2007      $ 64 million
               2002         8 million            2008       101 million
               2005         8 million

     In addition, the Company has approximately $49 million of investment tax credits for tax return purposes which expire as follows:

               1994      $  6 million            1998      $  4 million
               1995        10 million            1999         9 million
               1996         8 million            2000         5 million
               1997         5 million            2001         2 million

     These investment tax credits are subject to certain limitations as to their future use. For financial statement purposes, the Company has established a $38 million valuation reserve for credits which are unlikely to be used. The estimate of NOLs and ITCs likely to be used was determined using internal Company projections of future taxable income. The Company generated a book gain before income taxes of $97 million in 1993 and book losses before income taxes of $96 million in 1992 and $76 million in 1991. Taxable gain for 1993 was somewhat lower, while taxable losses for 1992 and 1991 are somewhat higher, primarily due to temporary differences related to property additions. The Company's projections to support the recognition of these deferred tax assets do not require continued operating income improvements but assume the elimination of the special charges for employee reductions and extraordinary losses for refinancing. The employee reductions and refinancings have increased pretax income by decreasing operating expenses and interest expense.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     The components of the deferred tax liability include:

                                                            Amounts as of
                                                             December 31,

                                                           1993         1992
                                                         (millions of dollars)
       Deferred tax liabilities:
         Depreciation and basis differences              $ 512.9      $ 520.6
         All other                                          15.4          2.7
         Total deferred tax liabilities                  $ 528.3      $ 523.3
       Deferred tax assets:
         Property treated as leased for tax purposes       (59.6)       (64.1)
         Tax loss carryforwards                            (79.5)       (98.2)
         Accruals                                          (59.2)       (59.1)
         Investment tax credit carryforwards, net of
           valuation reserves of $37.6 and $43.1           (11.5)       (11.5)
         All other                                         (14.9)       (27.1)
         Total deferred tax assets                       $(224.7)     $(260.0)
       Net deferred income tax liability                 $ 303.6      $ 263.3



3.   OTHER INCOME, NET:

                                                      Years ended December 31,

     (millions of dollars)                         1993       1992       1991

     Interest income                              $ 2.5      $ 2.8      $ 5.5
     Gain from sales of property, net               4.4        1.9        3.4
     Gain from sale of investment                   1.6          -          -
     Rents from property not used for operations    3.9        3.7        3.8
     Financing commitment fees                     (0.6)      (0.8)      (1.2)
     Other, net                                    (0.8)       0.5       (0.4)

     Total                                        $11.0      $ 8.1      $11.1

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


4.   LONG-TERM DEBT

     a)  Non-Current Portion of Long-Term Debt:
                                                             Amounts as of
                                                              December 31,

                                                           1993         1992

                                                         (Millions of dollars)
         C&NW railroad:
           Senior Secured Notes due from 1998 to 2001    $  465.0     $  465.0
           Term Loan due from 1995 to 1997                   72.5        129.5
           Standby Loan due from 1995 to 1998               132.7        126.7
           Equipment and other obligations
             due from 1995 to 2006                           41.5         54.7
           Capital lease obligations due from
             1995 to 2005 (Note 5)                           18.7         23.0
                 Total C&NW railroad                     $  730.4     $  798.9
         WRPI:
           Loan due from 1995 to 2002                    $  275.8     $  291.8
           Capital lease due from 1995 to 2011 (Note 5)     136.6        137.2
               Total WRPI                                $  412.4     $  429.0
               Total                                     $1,142.8     $1,227.9


     b)  C&NW Railroad Debt.

         Interest on the Company's senior secured debt facilities (the "Debt Facilities") is based on floating rates plus various margins. Excluding the WRPI debt, the composite interest rates net of the effect of interest rate swap agreements at December 31, 1993, 1992 and 1991, were 7.1%, 8.3% and 10.2%, respectively. As of December 31, 1993 and 1992, interest rates on $678.7 million and $731.2 million, respectively, of debt varied with the prime rate, LIBOR or other short-term interest rates. The 1993 and 1992 amounts included $425 million of fixed rate debt, reverse swapped to floating rate through various dates in 1996. The Company has effectively fixed the interest rate on $450 million of loans at 5.6% plus applicable margins through various dates in 1994 and on $450 million of loans at 6.3% plus applicable margins through April of 1995 by means of interest rate swap agreements. The Company has limited the exposure of floating interest rates on $250 million of loans to a maximum of 5% plus applicable margins from April, 1994 through April, 1995 and on $100 million of loans from April, 1995 through December, 1995 to a maximum of 7% plus applicable margins by means of interest rate cap agreements.

         See Note 12 for a discussion of the Company's 1992 recapitalization.

     c)  WRPI Debt.

         WRPI's property consists of a one-half interest in a 103-mile rail line serving the southern Powder River Basin coal fields in Wyoming that is jointly owned with the Burlington Northern Railroad, and approximately 107 miles of railroad that connects the jointly owned line to the lines

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     of the Union Pacific Railroad near Joyce, Nebraska. The Chicago and North Western Transportation Company operates the project as agent for its subsidiary WRPI. A trust for the benefit of a subsidiary of UP ("WRPI Trust") owns approximately 101 miles of the connector track and certain of the support facilities and leases them to WRPI under a long-term capital lease. WRPI owns the half interest in the jointly owned line and the remainder of the assets.

         WRPI's debt consists of a direct loan to WRPI (the "WRPI Loan") and a loan to WRPI Trust, which is treated as a capital lease obligation by WRPI; collectively, the "WRPI Loans." In addition to the WRPI Trust capital lease, WRPI's capital lease obligations include approximately $32 million related to the initial equity investment in the lease.

         The WRPI Loans bear interest at per annum rates calculated at the option of WRPI or the WRPI Trust, as applicable, at a margin over the Adjusted LIBOR Rate, the Alternate Base Rate or the Adjusted CD Rate (in each case as defined in WRPI's debt agreement) as follows:

                                               Adjusted   Alternate   Adjusted
                                                LIBOR     base rate    CD rate


     Through December 19, 1994                  1.25%       0.25%      1.375%
     December 20, 1994-December 19, 1998        1.50%       0.50%      1.625%
     Thereafter                                 2.00%       1.00%      2.125%

         The composite interest rates, net of the effect of interest rate swap agreements as of December 31, 1993, 1992 and 1991 were 7.1%, 7.2% and 8.4%, respectively. The interest rates on $165 million of the WRPI Loans are effectively fixed at 8.2% until February of 1996, plus applicable margins by means of interest rate swap agreements.

         The Company paid approximately $7.2 million in 1992 to terminate $135 million of WRPI swap agreements. This amount is amortized to interest expense over the remaining life of the WRPI Loans.

     d)  Annual Debt Payments.

         Scheduled principal payments (including capital lease obligations) due in 1994 through 1998 are as follows:

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


                                              Other
                                  WRPI        debt        Total
                                     (millions of dollars)

                       1994      $ 16.6      $ 42.3      $ 58.9
                       1995        22.7        74.5        97.2
                       1996        25.0        83.5       108.5
                       1997        32.1        64.5        96.6
                       1998        37.2       137.3       174.5


         The Debt Facilities and WRPI Loans require accelerated debt payments if there is excess cash flow as defined in the respective agreements.

     e)  Principal Encumbrances.

         All of the Company's subsidiaries other than WRPI guarantee borrowings under the Debt Facilities. All of the WRPI assets, except for certain intercompany loans, secure the WRPI Loans.

     f)  Extraordinary Items.

         The 1993 extraordinary loss resulted from the refinancing of a portion of the Company's Debt Facilities. The total pretax loss was $17.4 million and the related income tax benefit was $6.6 million.

         The 1992 extraordinary loss resulted primarily from the retirement of Debentures in connection with the Recapitalization (see Note 12). The total pretax loss was $148.0 million and the related income tax benefit was $57.0 million.

         The 1991 extraordinary loss resulted from the writeoff of financing fees and debt discount related to the Debentures repurchased in connection with the refinancing of the WRPI Loans and a sale leaseback of railroad equipment. The total pretax loss was $5.5 million and the related income tax benefit was $2.1 million.


5.   LONG-TERM LEASES

     The Company has substantial lease commitments for railroad, highway and data processing equipment, and WRPI has a lease for portions of the track structure and related facilities for WRPI. Those leases which meet the criteria established by SFAS No. 13 are capitalized. The remainder are reported as operating leases.

     Minimum annual rental commitments for noncancelable leases at December 31, 1993 were as follows:
            11

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


                                            Capital leases
                                                                     Operating
                                       C&NW Railroad      WRPI        leases

                                                (Millions of dollars)

     1994                                $    6.5       $   11.7      $   99.1
     1995                                     5.1           11.7         102.8
     1996                                     4.4           11.7          96.7
     1997                                     2.7           11.7          89.7
     1998                                     2.7           11.7          85.9
     After 1998                              12.5          187.1         540.6
     Total                               $   33.9       $  245.6      $1,014.8

     Less amount representing
       interest on capital leases            10.5          108.4
     Present value of net minimum
       lease payments                    $   23.4       $  137.2



     Lease rental expense for operating leases, including cancelable leases, was as follows (millions of dollars):

                               1993      $111.3
                               1992       111.3
                               1991       109.4

     The above amounts include insignificant amounts of rental income from subleases. Excluded from such amounts are contingent rentals on freight cars based on off-line car hire earnings of $0.3 million, $0.9 million and $1.4 million in 1993, 1992 and 1991, respectively. Also excluded from the above amounts are contingent rentals payable by WRPI out of its cash flow of $18.2 million for 1993, $15.6 million for 1992 and $11.6 million for 1991.
12

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


6.   STOCKHOLDERS' EQUITY

     a)  Changes in Stockholders' Equity.
                                                         (millions of dollars)
                                                Common    Capital     Retained
                                                stock     surplus      income
     December 31, 1990                         $   0.2    $ 112.5     $(108.4)
     Net loss for the period                         -          -       (72.5)
     Dividends on and accretion of
       preferred stock*                              -          -       (30.3)

     December 31, 1991                         $   0.2    $ 112.5     $(211.2)
     Issuance of common stock                      0.2      395.7       (38.8)
     Net loss for the period                         -          -       (56.2)
     Exercise of stock options                       -        0.3           -
     Dividends on and accretion of
       preferred stock*                              -          -       (11.9)
     Excess of liquidation value over
       carrying value of preferred stock
       called for redemption*                        -          -       (46.8)

     December 31, 1992                         $   0.4    $ 508.5     $(364.9)
     Net income for the period                       -          -        53.2
     Issuance of common stock                        -       24.4           -
     Exercise of stock options                       -        4.6           -

     December 31, 1993                         $   0.4    $ 537.5     $(311.7)


     *Preferred dividends of the Company, all paid in additional shares, were 13% per annum for each share of UP Convertible Preferred Stock, and 17% per annum for each share of Merger Preferred Stock. See Note 12 for discussion of preferred stock redemption.

     b)  Secondary Stock Offering.

         During June of 1993 the Company filed a registration statement with the Securities and Exchange Commission for the secondary offering of 13,712,645 shares of common stock. The secondary offering closed July 28, 1993 at a price of $19.25 per share. Blackstone Capital Partners, L.P. ("Blackstone") and related investors sold 11,983,873 shares and DLJ Capital Corporation ("DLJ") and related investors sold 2,228,772 shares, substantially all of their respective shares. UP Rail, Inc. ("UP Rail"),
     a subsidiary   of Union Pacific Corporation, purchased 500,000 shares
     from the selling stockholders, thereby increasing its ownership to 12,835,304 shares, all of which are non-voting. On January 29, 1993, Union Pacific Corporation filed an application with the ICC requesting approval to convert the non-voting common stock to common stock. A decision is expected in late 1994.
13

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


         In connection with the secondary offering, the underwriters exercised overallotment options under which the Company issued an additional 1,371,265 shares of common stock for which it received net proceeds after underwriting discount and issuance expenses of approximately $24.4 million. Such net proceeds were used for the payment of a portion of the amounts owing under the Company's Debt Facilities. Under the Debt Facilities, the Company is allowed to pay cash dividends or increase its capital expenditures by the $24.4 million amount of net proceeds.

     c)  Stock Option Agreements.

         1,820,012 options on common stock, with an exercise price of $5.88, were granted in 1989 and an additional 247,582 options were granted in 1990. Options became exercisable for 12.5% of the shares subject thereto on each of the first, second and third anniversaries of the grant date. In addition to the shares with respect to which options have become exercisable as described in the previous sentence, 45% of the options have become exercisable based on achievement of performance levels in fiscal 1990-1993 and 17.5% may become exercisable for the remaining options based on achievement of performance levels, subject to adjustment by the Board of Directors, over the next fiscal year. As of December 31, 1993, 1,268,634 options were exercisable, 374,965 had been exercised and 77,323 had been canceled. In addition, 323,542 options, all of which are exercisable, with exercise prices between $1.09 and $2.07 were granted in 1989 to certain executives. 50,000 of the 323,542 options have been
     exercised as of December 31, 1993.   All options  expire on the tenth
     anniversary of the grant date or earlier under certain circumstances.

         996,000 options, with an exercise price of $21.375 were granted on December 8, 1992. These options become exercisable for 20% of the shares subject thereto, annually, beginning on the first anniversary of the grant date and expire on the tenth anniversary of the grant date. 1,000 of these options have been exercised as of December 31, 1993. An additional 1,104,000 options are available to be granted under the 1992 stock option plan.

     d)  Dividend Restrictions.

         The Debt Facilities limit the Company's payment of dividends or making other distributions with respect to the common stock to 10% of income, as defined by the Debt Facilities, and the amount of proceeds from equity issuances subsequent to the Recapitalization. Proceeds from equity issuances may alternately be used for increased capital expenditures, thereby decreasing the amount available for dividends. As of December 31, 1993, the Company's potential dividend payments were limited to $28.4 million.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


7.   EMPLOYEE BENEFIT PLANS

     a)  Pensions.

         The Company has a noncontributory defined benefit pension plan for employees who are not covered by a collective bargaining agreement. The benefits are based on years of service and the employee's average compensation over the last five years of employment. These benefits are reduced by eligible retirement benefits under the Company's Profit Sharing and Retirement Savings Plan and the Railroad Retirement Act. The Company makes annual contributions to the plan based on actuarial determinations and cash requirements. The plan's assets are invested in an immediate participation guaranty policy with an insurance company.

         Net pension expense was $0.3 million in 1993 and 1992, and $0.5 million in 1991, which consisted primarily of interest on the projected benefit obligation. The projected benefit obligation was $7.0 million and $6.4 million as of December 31, 1993 and 1992, respectively.

         The Company has accrued pension liabilities of $4.3 million and $4.5 million as of December 31, 1993 and 1992, respectively, consisting of the projected benefit obligation and unrecognized net gains (losses) less the fair value of plan assets. The fair value of plan assets was $2.9 million and $2.3 million as of December 31, 1993 and 1992, respectively.

         Pension expense was determined using a weighted average discount rate of 8.25%. The projected benefit obligation was determined using a weighted average discount rate of 7.0% at December 31, 1993 and 8.25 % at December 31, 1992. The expected long-term rate of return on plan assets was 8.75%. The assumed rate of compensation increase was 6.0% at December 31, 1993 and 7.5% at December 31, 1992.

     b)  Postemployment Benefits

         SFAS No. 106 primarily affects the Company's plan under which life insurance is provided for retired employees not covered under collective bargaining agreements. The Company's plan is unfunded. Total operating expense recognized for 1993 and 1992 was $0.4 million and $0.3 million, respectively, consisting primarily of interest on the APBO.

         Certain employees not covered by collective bargaining agreements also have received postretirement health care benefits to age 65 under special employee severance programs. The amount paid for these benefits, which was accrued by the Company prior to the employees' retirement was $1.2 million in 1993, $1.1 million in 1992 and $0.5 million in 1991.

         The Company provides health care benefits through a multi-employer insurance plan for retired employees between the ages of 62 and 65 who are covered by collective bargaining agreements. The cost of these benefits for retired employees was $1.7 million in 1993 and 1992 and $1.9 million in 1991.
                15

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


8.  CONTINGENT LIABILITIES AND COMMITMENTS

  The Company has approved a capital budget of $152 million for 1994 and plans to acquire equipment under operating leases with a cost to the lessors of $107 million. Additionally, the Company will acquire $102 million of equipment for which operating lease agreements were signed in 1993.

     The Company's operations are subject to a variety of federal, state and local environmental and pollution control statutes and regulations. The Company has been named as a potentially responsible party ("PRP") in three proceedings under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), and in one state Superfund matter, all in the Midwest. The Company is also a defendant in one private CERCLA cost recovery action. The current estimate of the total cost of remediation for these five proceedings to all PRPs aggregates approximately $78 million. The Company has assumed that other PRPs will pay appropriate shares of remediation obligations, except when the Company is aware they are incapable of doing so. In such instances, the Company has reapportioned the potential liability and provided a reserve.

     The Company is the lessor of real property under approximately 1,700 leases for commercial, agricultural and industrial uses and owns or leases numerous other sites. The Company has additionally provided reserves for environmental exposure from current and former railroad operating properties, fueling facilities, leased properties and pending litigation and enforcement actions. The Company's environmental exposure is reevaluated periodically.

     At December 31, 1993, the Company's reserve for environmental liabilities was $28 million. No offsets were credited for possible insurance recoveries, as the Company believes, to a large extent, it would not be able to obtain such recoveries. The reserve was determined based on the Company's anticipated cost of remediation at all known sites, including those where no claim or enforcement action has been issued, taking into consideration the extent of damage and the Company's remediation cost history. The Company has not discounted its environmental liabilities as the timing of remediation payments is uncertain. Environmental regulations and remediation processes are subject to future change, and determining the actual cost of remediation will require further investigation and remediation experience. Therefore, the ultimate cost cannot be determined at this time. However, while such cost may vary from the Company's current estimate, the Company believes the difference between its reserve and the ultimate liability will not be material.

     The Company is a party to a number of other legal actions arising in the ordinary course of business, including actions involving personal injury claims. The Company believes that the legal actions will not have a material adverse impact upon the financial position or results of operations of the Company.
                             16

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


9.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                (millions of dollars except per share amounts)

1993 Quarters Ended           March 31   June 30   September 30    December 31

Operating revenues           $254.7       $257.0     $262.9         $268.6
Operating income               45.6         52.7       49.2  a/       61.6
Income before
  extraordinary item           14.6         18.7        6.2           24.5
Net income (loss)              14.6         18.7       (4.6) b/       24.5
Income before extraordinary
  item per share                .33          .43        .14            .54
Net income (loss) per share     .33          .43       (.10)           .54




                                (millions of dollars except per share amounts)

1992 Quarters Ended           March 31   June 30   September 30    December 31

Operating revenues           $242.6       $240.0     $253.3         $249.1
Operating income               44.0         47.4       59.7           23.1 c/
Income before extraordinary
  item and cumulative
  effect of a change in
  method of accounting          5.0         11.6       19.5            1.3
Net income (loss)             (88.6) d/     11.6       19.5            1.3
Income (loss) before
  extraordinary item and
  cumulative effect of a
  change in method of
  accounting per share        (2.36)         .22        .45            .03
Net income (loss) per share   (6.66)         .22        .45            .03


a/ Includes $5 million charge for employee buyouts, relocation costs and a management fee payable to one of the Company's previous principal stockholders.

b/   Includes a $10.8 million extraordinary charge from a debt refinancing.

c/   Includes $30 million employee reduction program costs.

d/ Includes a $91 million extraordinary charge in connection with the Recapitalization (see Note 12).
 17

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


10.  RELATED PARTY TRANSACTIONS

     Union Pacific Corporation and its subsidiaries ("UP") are related parties as a result of their ownership of common stock of the Company. Blackstone and DLJ were formerly related parties as a result of their or their affiliates' ownership of common stock of the Company

     The Company paid Blackstone $1.0 million in 1993 and 1992 and $0.8 million in 1991 for management and advisory fees, and $1.2 million in 1992 with respect to the Recapitalization. The Company paid DLJ $1.2 million in fees in 1992 related to the Recapitalization, and $0.2 million in 1991 for management and advisory services. In addition, DLJ, acting as a lead underwriter, realized aggregate selling concessions of $2.3 million in connection with the Company's 1993 secondary offering and $4.1 million in connection with the Company's 1992 stock offering.

     Repurchases of Debentures by the Company in 1991 included repurchases of approximately $62.7 million face amount of such debentures from DLJ for an aggregate purchase price of approximately $62.4 million.

     In connection with the Recapitalization, the Company exchanged 10,153,304 shares of non-voting common stock for the outstanding UP Convertible Preferred Stock and an additional cash investment of $28 million. In connection with the secondary offering, UP Rail purchased an additional 500,000 shares of non-voting common stock. See Note 6(b).

     Approximately 65% of the Company's total loads in 1993, 62% in 1992 and 64% in 1991 were interchanged with the UP with revenue shared in accordance with standard industry procedures. Pursuant to a trackage rights agreement, approved by the Interstate Commerce Commission, among the Company and subsidiaries of UP, the Company hauls certain traffic for subsidiaries of UP under terms that preserve the Company's revenue on that traffic. Note 5 details WRPI capital lease payments (including contingent rent payable out of cash flow) made to a trust for the benefit of a subsidiary of UP.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


11.  OTHER DISCLOSURES

     a)  Additional Disclosures for Consolidated Statement of Cash Flows.

         The following cash payments occurred in the periods shown:

                                  1993        1992        1991
                                      (millions of dollars)

               Interest          $103.0      $118.6      $151.3
               Income taxes          .9           -          .2


         The following noncash financing activities of the Company occurred in the periods shown:
                                                 1993        1992        1991
                                                     (millions of dollars)

         UP convertible preferred
           stock dividend                       $    -      $  4.8      $ 16.4
         Merger preferred stock
           dividend and accretion                    -           -        13.9
         Exchange of UP convertible preferred
           stock for non-voting common stock         -       141.4           -

     b)  Cash Resources.

         The Company has a credit line available through a $50 million revolving credit facility. Approximately $47 million was available under this credit line as of December 31, 1993.

     c)  Concentration of Credit Risk.

          The Company is not dependent upon a single customer or on a few customers. However, approximately 33% of the Company's 1993 traffic was coal, primarily destined to electric utilities in the United States. Approximately 65% of the Company's 1993 traffic was interchanged with subsidiaries of the Union Pacific Corporation.

     d)  Fair Value of Financial Instruments.

         The estimated fair value of the Company's financial instruments as of December 31, 1993 was as follows:
                                                        Carrying        Fair
                                                         value         value
                                                        (millions of dollars)
         Assets:
           Cash and temporary cash investments          $   70.9      $   70.9
           Other current assets                            177.9         177.9
           Investments                                       5.6           5.6
           Interest rate swap agreements                       -           3.3
         Liabilities:
           Current liabilities                             300.7         300.7
           Long-term debt                                1,142.8       1,213.3

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


         The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

         Current Assets and Current Liabilities: The carrying value approximates fair value due to the short maturity of these items.

         Investments: The Company has a minor amount of assets accounted for on the cost basis for which the Company believes the carrying value approximates fair value.

         Long-Term Debt: The fair value of long-term debt and related swaps is estimated based on quoted market prices for similar issues.


12.  RECAPITALIZATION

     On April 7, 1992, the Company issued 20,069,463 shares of common stock, of which 9,916,159 shares were issued to the public and 10,153,304 non-voting shares were issued to UP Rail as part of a recapitalization plan (the "Recapitalization") to: (i) eliminate dividends on its 17% Cumulative Exchangeable Preferred Stock, par value $.01 per share (the "Merger Preferred Stock") and 13% Cumulative Convertible Exchangeable Senior Pay-in-Kind Preferred Stock, par value $.01 per share (the "UP Convertible Preferred Stock") issued in connection with the acquisition of CNW Corporation in 1989 (the "Acquisition"); (ii) increase common stockholders' equity; and (iii) reduce the interest costs of the Company's consolidated indebtedness. The principal sources of funds in the Recapitalization were: (i) the public common stock issuance; (ii) new senior secured debt facilities for borrowings of up to $850 million ; and (iii) an investment by UP Rail of $28 million, along with the surrender of the UP Convertible Preferred Stock in exchange for the issuance of non-voting Common Stock to UP Rail.

     The proceeds of the Recapitalization (approximately $1.2 billion) were used to: (i) redeem all of the issued and outstanding shares of Merger Preferred Stock at an aggregate redemption price equal to its liquidation value plus accrued and unpaid dividends to the redemption date of May 8, 1992;
(ii) prepay all borrowings outstanding under the credit agreement (the "Merger Credit Agreement") entered into in connection with the Acquisition; (iii) retire $362 million of the 15-1/2% senior subordinated debentures due 2001 (the "Debentures") issued by a subsidiary of the Company in connection with the Acquisition; (iv) exchange all of the issued and outstanding shares of UP Convertible Preferred Stock (plus an additional cash investment by UP Rail of $28 million) for 10,153,304 shares of non-voting common stock; (v) fund a portion of employee severance costs; (vi) terminate certain interest rate swap agreements; and (vii) pay financing and transaction costs. In connection with the Recapitalization, the Company recorded a first quarter after-tax extraordinary charge to earnings of approximately $91 million (net of $57 million of income taxes) related to the retirement of the Debentures and the termination of the Merger Credit Agreement and a charge of approximately $47 million to accrete the Merger Preferred Stock to its liquidation value.

     Concurrent with the common stock issuance, the Company effected an approximate 32.25-for-one stock split. Share and per share data included in the Consolidated Financial Statements have been restated for the stock split.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     On a pro forma basis, as of January 1, 1992, the Recapitalization would have reduced 1992 interest expense by $9.2 million and eliminated all preferred stock dividends.


13.  SPECIAL CHARGES

     The Company recorded a special charge of $5 million in 1993 for employee severance and related costs, relocation costs related to the closing of the Oelwein, Iowa diesel shop and a management fee payable to one of the Company's previous principal stockholders.

     The Company recorded a special charge of $30 million in 1992 for severance and related costs to consolidate the Company's customer service functions and close a diesel shop in Council Bluffs, Iowa.

     In 1991 the Company recorded special charges totaling $115.8 million, consisting of: (a) $76 million for severance and related costs pursuant to an agreement with the United Transportation Union; (b) a $20 million increase to the Company's environmental liability reserve; (c) a $19 million increase to the Company's personal injury reserve; and (d) $0.8 million for an employee reduction program covering non-operating contract personnel.
21

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Board of Directors of
  Chicago and North Western Holdings Corp.:


     We have audited the accompanying consolidated balance sheets of Chicago and North Western Holdings Corp. (a Delaware corporation) and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago and North Western Holdings Corp. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As explained in Note 1(f) to the financial statements, effective January 1, 1992, the Company changed its method of accounting for other postretirement benefits and effective January 1, 1991, the Company changed its method of accounting for income taxes.








                                       ARTHUR ANDERSEN & CO.




Chicago, Illinois
February 4, 1994