Form 10-K, Exhibit 13
period 1994-12-31
CHICAGO & NORTH WESTERN TRANSPORTATION CO /DE/
filed 1995-03-22
CIK 854884

Market for the Registrant's Common Equity and Related Stockholders Matters


Stock Listing
     The company's common stock is traded on the New York, Midwest, Philadelphia and Boston Stock Exchanges under the symbol CNW.

                                        High          Low

          Fourth quarter 1994          20-7/8       18-1/4
          Third quarter 1994           24-1/4       19-3/8
          Second quarter 1994          25           21-5/8
          First quarter 1994           28-1/8       24-1/8


Dividends
     No dividends have been paid on the common stock during 1994 (see Note 6(e) to Consolidated Financial Statements).


Shareholders
     As of December 31, 1994, there were 1,070 holders of record.


                                       1


                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS








RESULTS OF OPERATIONS:  1994 - 1993


     In 1994, operating revenues increased by $86.6 million due to increased traffic in all of the Company's business groups. Western coal shipments increased to 86.7 million tons, a 16.1% increase, while core railroad coal shipments, including western coal moving to Midwest destinations, increased 15.9%. Traffic in the Auto, Steel and Chemicals and Intermodal groups each increased in excess of 7%. Agricultural Commodities traffic increased 3.7% despite the poor 1993 harvest caused by Midwest flooding. A record harvest occurred in 1994, leaving an abundance of high-quality corn in the Company's service territory.

     Operating expenses for the year increased $69.8 million primarily due to increased costs related to the additional traffic and congestion on both the core railroad and the Company's subsidiary, Western Railroad Properties, Incorporated ("WRPI"), caused by capacity constraints on WRPI. The Company continued programs to enhance productivity in 1994, which has allowed its operating ratio to remain stable at 80.0% despite the increased costs related to congestion. The Company is expanding WRPI's train handling capacity through a $80 million capital expenditure program during 1994 and 1995. Under this program, the Company placed 20.6 miles of double-track in service prior to year-end, which is already providing relief from congestion. The Company has acquired $279 million of equipment in 1994 under operating leases and plans to acquire an additional $185 million in 1995 to efficiently handle increased traffic volumes on WRPI and the core railroad.

     Interest expense decreased $7.9 million in 1994 primarily due to the repayment of $73 million of debt and a negotiated interest rate reduction.


Operating Revenues

     As reflected in the following table, freight revenues were $1,019.8 million in 1994, an increase of $87.1 million (or 9.3%) compared with 1993. Freight rates in 1994 decreased for the Energy business group due to contracts that were entered into or renewed at rates lower than those previously realized.
                             2


Revenue Comparison by Business Group)

(dollars in millions)                   1994                      1993
                                      Percent   Percent               Percent
                                      change    of net                of net
                             Net       from     freight      Net      freight
                           revenues    1993     revenues   revenues   revenues

Energy (Coal):
  WRPI                     $  225.1     9.9 %    22.1%     $  204.9     22.0%
  Core railroad               127.8    15.3      12.5         110.8     11.9
Agricultural Commodities      189.8     6.3      18.6         178.5     19.1
Automotive, Steel
  and Chemicals               208.9    10.6      20.5         188.9     20.2
Intermodal                    125.2     7.7      12.3         116.3     12.5
Consumer Products             143.0     7.3      14.0         133.3     14.3

Net freight revenues       $1,019.8     9.3 %   100.0%     $  932.7    100.0%
Commuter                       82.4    (3.2)                   85.1
Other                          27.6     8.7                    25.4

Operating revenues         $1,129.8     8.3 %              $1,043.2






Load Comparison by Business Group

(loads in thousands)                    1994                      1993
                                      Percent
                                       Change   Percent               Percent
                            Total       from    of total    Total     of total
                            loads       1993     loads      loads      loads

Energy (Coal):
  WRPI                       824.0     16.2%      32.1%      708.9      30.1%
  Core railroad 1/            83.3      8.7        3.2        76.6       3.3
Agricultural Commodities     315.9      3.7       12.3       304.5      12.9
Automotive, Steel
  and Chemicals              358.1      7.8       14.0       332.3      14.1
Intermodal                   765.4      7.2       29.9       714.0      30.4
Consumer
  Products                   217.1      0.8        8.5       215.3       9.2

Total loads                2,563.8      9.0      100.0%    2,351.6     100.0%


1/ Excludes 284,400 and 240,600 loads in 1994 and 1993, respectively, which originated on WRPI (and are treated as WRPI loads) and moved over the core railroad to midwestern utilities.
                                       3

     Energy (Coal) - Coal transportation, primarily to utility customers, is the Company's largest single revenue-producing activity. WRPI volume and revenues increased due to new contracts and increased coal originations for existing customers handled from the southern Powder River Basin in Wyoming (the "Powder River Basin"). Core railroad coal traffic, including western coal moving over the core railroad to midwestern utilities, increased 15.9%, primarily due to increased WRPI originations. Of the total coal loads handled in 1994, 90.8% originated on WRPI compared with 90.7% in 1993. Western coal growth capacity is being enhanced through a $80 million capital program during 1994 and 1995 to increase train handling capacity and improve operations.
This expansion is necessary to meet the increasing demand for low-sulfur coal from the Powder River Basin. Coal shipments and revenue for 1995 are expected to be higher than 1994.

     Agricultural Commodities - Volume and revenues increased despite the poor 1993 harvest caused by midwestern flooding. Shipments of raw grains increased due to an improved soybean crop. Corn shipments decreased due to the poor 1993 harvest; however, barley and wheat were used as replacements in the corn feeder market, partially offsetting the decrease in corn. Potash and sulfur shipments increased due to additional business diverted from the Soo Line because of its strike and to strong advance sales of fertilizer. Grain shipments are expected to increase in 1995 due to a record 1994 corn harvest.

     Automotive, Steel and Chemicals - Volume and revenues increased compared with 1993. Automobile shipments increased due to higher production and market share gains from General Motors' Janesville, Wisconsin, plant; increased overhead volumes resulting from industry-wide increase in automobile production and sales; and the resumption of shipments from Chrysler's Belvidere, Illinois, plant, which was closed from May 1993 until November 1993 for model changeover. Metallic ore shipments increased as a result of new business in 1994 and reduced shipments in 1993 due to a mine workers' strike; the gain was partially offset by the loss of an ore contract. Petroleum and inorganic chemicals shipments increased compared to 1993 due to increased traffic resulting from the Soo Line strike and to increased shipments of asphalt resulting from increased production and market share gains.
Industrial chemical shipments increased due to increased shipments of soda ash from various Wyoming origins. Volume and revenues in 1995 are expected to remain flat.

     Intermodal - Volume and revenues increased due to increased traffic from existing international steamship and TOFC (trailer-on-flat-car) customers. Volume increases were slightly higher than revenue increases as a result of traffic moving at lower rates due to market pressures. Volume and revenue increases are expected to continue in 1995.

     Consumer Products - Volume and revenues increased compared with 1993. Fresh fruit and vegetables increased due to a better crop of Idaho potatoes, which resulted in more rail shipments in 1994 than in 1993. Volume and revenue for pulp mill fibers increased due to increased shipments of scrap paper and logs; revenue increased at a greater rate than loads due to low rated traffic lost to a competitor in 1993 being replaced by new shipments having a longer haul and higher revenues. Volume and revenue increases are expected to continue in 1995.
         4


Operating Expenses

     Operating expenses in 1994 were $69.8 million (or 8.4%) higher than 1993 primarily due to increased traffic volumes and congestion, which resulted in increased spending for employee compensation and benefits, fuel, materials and purchased services and car hire. The Company's capital program to expand WRPI train handling capacity is expected to alleviate this congestion and improve operating efficiency.


Operating Expense Comparison

                                                     Percent change
(dollars in millions)                      1994         from 1993        1993

Compensation and benefits                 $416.8           7.0 %        $389.5
Diesel fuel                                 85.2          21.5            70.1
Material & purchased services               82.7           9.7            75.4
Hire of freight equipment                   72.3          16.4            62.1
Other rents                                 75.6           5.1            71.9
Depreciation                                73.8           7.3            68.8
Casualties                                  44.9           6.1            42.3
Other*                                      47.8          (2.4)           49.0
Operating expenses before
  special charges                         $899.1           8.4          $829.1
Special charges                              4.8          (4.0)            5.0
Total operating expenses                  $903.9           8.4          $834.1


*Other includes property taxes, utilities, vehicle operating costs, FRA and railroad association fees and other general expenses.


     Compensation and benefits expense increased due to new employees hired for train and engine service, increased overtime related to volume increases and congestion, and training costs for new personnel. Fringe benefit costs increased due to an increase in the health and welfare insurance rate and increased profit sharing and management incentive compensation. Payroll taxes increased due to the increased number of employees.

     Diesel fuel expense increased due to a 17.1% increase in consumption and a 3.7% increase in the average price per gallon. Consumption increased due to a 15.4% increase in revenue ton miles and less efficient operations due to traffic congestion.

     Material and purchased services increased due to reduced billings for repairing foreign line cars and increased maintenance, crew-related costs and intermodal contractor fees due to increased traffic volumes and congestion.

     Hire of freight equipment increased due to increased traffic levels and congestion. Other rents increased due to new locomotive leases, partially offset by reduced computer rentals due to lease expirations and lower WRPI contingent rent.

     Depreciation increased due to increased traffic levels on WRPI where track structure components are depreciated on the unit of production method and increases in the depreciation base due to property additions.
5

     During 1994, the Company accrued a $4.8 million special charge for employee severance and related costs for an employee reduction program covering management personnel. During 1993, the Company accrued a special charge of $5.0 million for severance and related costs, relocation costs related to the closing of a diesel shop and a management fee payable to one of the Company's previous principal shareholders.

Other Income, Net

     See Note 3 to Consolidated Financial Statements for a summary of other income, net.

Interest Expense

     1994 interest expense decreased $7.9 million compared with 1993 due to the Company's refinancing of the Term and Standby Loans in September 1993, and lower average debt levels, partially offset by increasing interest rates. Included in interest expense is amortization of financing fees totaling $7.2 million in 1994 and $8.1 million in 1993.

Income Taxes

     The income tax provision for 1994 increased due to increased pretax income; the prior year included the impact of the increase in the federal corporate tax rate on prior years' deferred taxes.

     Due to the availability of approximately $132 million of net operating losses and $43 million of investment tax credits, the Company does not anticipate payment of significant amounts of income taxes until 1996. See
Note 2 to Consolidated Financial Statements.



RESULTS OF OPERATIONS:  1993 - 1992


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

     The Company continued to improve its capital structure in 1993 through a negotiated interest rate reduction for a portion of its senior secured debt facilities through prepayments of debt, including the remaining outstanding 15.5% senior subordinated debentures and through the issuance of 1,371,265 shares of common stock in connection with a secondary stock offering.
6


Operating Revenues

     As reflected in the following table, net freight revenues were $932.7 million in 1993, an increase of $59.9 million (or 6.9%). Revenues and volumes compared with 1992 were higher in the Energy; Automotive, Steel and Chemicals; and Intermodal business groups. Freight rates in 1993 decreased for the Energy business group due to contracts that were entered into or renewed at rates lower than those previously realized.


Revenue Comparison by Business Group

(dollars in millions)                  1993                       1992
                                      Percent   Percent               Percent
                                      change    of net                of net
                             Net       from     freight      Net      freight
                           revenues    1992     revenues   revenues   revenues

Energy (Coal):
  WRPI                     $  204.9    21.2 %    22.0%      $169.0      19.4%
  Core Railroad               110.8    14.5      11.9         96.8      11.1
Agricultural Commodities      178.5    (1.0)     19.1        180.3      20.7
Automotive, Steel
  and Chemicals               188.9     6.1      20.2        178.0      20.4
Intermodal                    116.3     4.6      12.5        111.2      12.7
Consumer Products             133.3    (3.1)     14.3        137.5      15.7

Net freight revenues       $  932.7     6.9 %   100.0%      $872.8     100.0%
Commuter                       85.1    (4.8)                  89.4
Other                          25.4    11.4                   22.8

Operating revenues         $1,043.2     5.9 %               $985.0





Load Comparison by Business Group

(loads in thousands)                     1993                     1992
                                       Percent
                                       change   Percent               Percent
                            Total       from    of total    Total     of total
                            loads       1992     loads      loads      loads

Energy (Coal):
  WRPI                       708.9      27.8 %    30.1%      554.9      25.3%
  Core Railroad 1/            76.6      (7.8)      3.3        83.1       3.8
Agricultural Commodities     304.5      (5.0)     12.9       320.6      14.6
Automotive, Steel
  and Chemicals              332.3       4.5      14.1       318.0      14.5
Intermodal                   714.0       3.6      30.4       689.2      31.5
Consumer Products            215.3      (4.9)      9.2       226.4      10.3

Total loads                2,351.6       7.3     100.0%    2,192.2     100.0%


1/ Excludes 240,600 and 174,100 loads in 1993 and 1992, respectively, which originated on WRPI (and are treated as WRPI loads) and moved over the core railroad to midwestern utilities.
                                       7

     Energy (Coal) - WRPI volume and revenues increased due to new contracts and increased coal originations for existing customers. The increases were also partially due to lower than expected shipments in 1992 due to mild weather. Core railroad coal traffic, including western coal moving over the core railroad to midwestern utilities, increased 23.3% due to increased WRPI originations. Of the total coal loads handled in 1993, 90.7% originated on WRPI compared with 87.3% in 1992.

     Agricultural Commodities - Volume and revenues decreased due to midwestern flooding that reduced the quantity and quality of the corn harvest in the Company's service territory. This decrease was partially offset by an increase in fertilizer shipments required to replace soil nutrients lost due to the flooding.

     Automotive, Steel and Chemicals - Volume and revenues increased as a result of increased automobile production; improved market share from General Motors' Janesville, Wisconsin plant; increased demand and market share for steel shipments from on-line mills; increased soda ash shipments to glass producers and new plastics business. These increases were partially offset by reduced traffic due to Chrysler's Belvidere, Illinois, assembly plant being closed for model changeover during the latter half of 1993.

     Intermodal - Volume and revenues increased due to growth from existing customers. Volume increases were slightly higher than revenue increases as a result of traffic moving at lower rates due to market pressures.

     Consumer Products - Volume and revenues decreased primarily as a result of business that was diverted to a competitor.


Operating Expenses

     Operating expenses in 1993 were $23.3 million (or 2.9%) higher than 1992. 1993 operating expenses, before special charges, were $48.3 million (or 6.2%) higher than 1992 primarily due to increased traffic volumes and the effects of midwestern flooding, causing increased expense for employee compensation and benefits, fuel and material and purchased services; as well as increased environmental reserves.

Operating Expense Comparison

                                                     Percent change
(dollars in millions)                      1993         from 1992        1992

Compensation and benefits                 $389.5           3.3 %        $376.9
Diesel fuel                                 70.1          18.8            59.0
Material & purchased services               75.4          18.4            63.7
Hire of freight equipment                   62.1           6.9            58.1
Other rents                                 71.9          (1.2)           72.8
Depreciation                                68.8           6.0            64.9
Casualties                                  42.3          16.9            36.2
Other                                       49.0          (0.4)           49.2
Operating expenses before
  special charges                         $829.1           6.2          $780.8
Special charges                              5.0            NM            30.0
Total operating expenses                  $834.1           2.9          $810.8

NM - not meaningful.
                  8

     Compensation and benefits expense, excluding special charges for employee reductions and relocations, increased as a result of higher wage levels and increased train crew costs due to traffic increases and midwestern flooding, partially offset by a slight decline in the average number of employees. Payroll taxes decreased due primarily to the elimination of the railroad unemployment insurance repayment tax and a reduction in the number of employees. Other fringe benefits increased due to increased health and welfare costs and increased accruals for profit sharing and management incentive compensation.

     Diesel fuel expense increased due to a 12.8% increase in revenue ton miles, less efficient operations due to midwestern flooding, severe winter weather early in the year and a 0.9% increase in the average price per gallon.

     Material and purchased services increased due to reduced billings for repairing foreign line cars; increased joint facility expenses; and increased maintenance and transportation expenses due to increased traffic volumes and midwestern flooding.

     Depreciation increased primarily due to increased traffic levels on WRPI where track structure components are depreciated on the unit of production method.

     Casualties increased due to an increased charge for environmental liability and a 1992 reduction in personal injury expense due to the favorable settlement of a serious personal injury case.

     During 1993, the Company accrued a special charge of $5.0 million for severance and related costs, relocation costs related to the closing of a diesel shop and a management fee payable to one of the Company's previous principal shareholders. During 1992, the Company accrued a special charge of $30.0 million for employee reductions related to the consolidation of its customer service functions and the closing of a diesel shop.


Other Income, Net

     See Note 3 to Consolidated Financial Statements for a summary of other income, net.

Interest Expense

     1993 interest expense decreased $20.7 million compared with 1992 due to a recapitalization, lower average interest rates and reduced debt levels. Interest expense included amortization of financing fees totaling $8.1 million in 1993 and $8.7 million in 1992.

Income Taxes

     The income tax provision for 1993 increased $31.9 million compared with 1992 primarily due to a $58.5 million increase in taxable income and an increase in the federal corporate tax rate. Approximately $7.1 million of the increase is related to the impact of the higher corporate rate on prior years' deferred taxes.
                       9


Other Matters

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



Liquidity

     At December 31, 1994, the Company's working capital totaled a negative $90.8 million, while cash and cash equivalents totaled $105.4 million. The Company historically operates with negative working capital due to a higher turnover rate for receivables than accounts payable. Consolidated indebtedness is substantial in relation to its common shareholders' equity. As of December 31, 1994, the Company had long-term indebtedness, including current maturities, of $1.1 billion and common shareholders' equity of $316 million. The Company's ratio of debt to total capitalization decreased to 78.1% at December 31, 1994 from 84.2% at December 31, 1993.

     The Company's cash requirements for financing activities are comprised of interest and principal payments under its outstanding indebtedness. The Company is required to make scheduled principal repayments of approximately $95 million in 1995; $106 million in 1996; $93 million in 1997; $175 million in 1998; $145 million in 1999; and additional amounts thereafter. WRPI's Loan agreement requires accelerated debt payments subsequent to December 31, 1996 if there is excess cash flow as defined in the agreement.

     The Company's cash requirements for investing activities are comprised of capital expenditures, primarily for track improvements. During 1994, the Company amended its credit agreement to eliminate a capital expenditures limitation covenant.

     The Company believes that its cash flow from operations will allow it to meet its liquidity requirements, including debt service and capital expenditures, during the foreseeable future. However, the Company's ability to make principal and interest payments on its outstanding indebtedness and to comply with the financial covenants under its debt agreements, including a current ratio, an interest coverage ratio, a leverage ratio and a net worth test, is dependent upon the Company's future performance and business growth, which are subject to financial, economic, competitive and other factors affecting the Company and its subsidiaries, many of which are beyond the Company's control.

     The Company's debt agreements and certain other agreements materially restrict the Company from paying dividends on or redeeming capital stock. See
Note 6(e) to the Consolidated Financial Statements.
10


Capital Expenditures

     The Company allocates funds for capital expenditures based on its capital needs indicated by its long-term planning and availability of internally generated funds or suitable long-term financing.

     Capital expenditures for 1994 were $140.7 million, which included expansion of train handling capacity from the Powder River Basin by WRPI, expansion of the Company's Global Two double-stack terminal and construction of new facilities to serve shippers.

     The Company's 1995 capital expenditures are currently budgeted at approximately $144 million. The majority of the capital expenditures program covers replacement of rail, ties and other track material system-wide, expansion of WRPI train handling capacity and construction of new facilities to serve shippers.

     The Company acquired 128 locomotives and 1,598 freight cars under operating leases with a cost to the lessors of approximately $279 million in 1994. The Company expects to acquire 52 locomotives and approximately 1,900 freight cars under operating leases which have a cost to the lessors of approximately $185 million in 1995.

       CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENT OF INCOME
               Millions of dollars except for per share amounts



                                                  Years Ended December 31,
                                                1994        1993        1992


Operating revenues                           $1,129.8    $1,043.2    $  985.0
Operating expenses                              903.9       834.1       810.8
Operating income                             $  225.9    $  209.1    $  174.2
Other income, net                                 7.1        11.0         8.1
Interest expense                                 97.5       105.4       126.1
Income before income taxes                   $  135.5    $  114.7    $   56.2
Income taxes                                     51.5        50.7        18.8
Income before extraordinary item
  and cumulative effect of a
  change in method of accounting             $   84.0    $   64.0    $   37.4
Extraordinary loss on prepayment of
  long-term debt, net of income taxes               -       (10.8)      (91.0)
Cumulative effect of a change in method
  of accounting for other postretirement
  benefits, net of income taxes                     -           -        (2.6)
Net income (loss)                            $   84.0    $   53.2    $  (56.2)
Preferred stock dividends                           -           -        11.9
Excess of liquidation value over
  carrying value of preferred
  stock called for redemption                       -           -        46.8
Income (loss) available for
  common shareholders                        $   84.0    $   53.2    $ (114.9)



Earnings (loss) per common share:
  Before extraordinary item and
    cumulative effect of a change
    in method of accounting                    $ 1.86      $ 1.44      $ (.58)
  Extraordinary item                                -        (.24)      (2.50)
  Cumulative effect of a change in
    method of accounting                            -           -        (.07)
      Total                                    $ 1.86      $ 1.20      $(3.15)


Shares used in earnings per share
  computation (thousands)                      45,092      44,261      36,457



See accompanying Notes to Consolidated Financial Statements.
2

       CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                              Millions of dollars


                                                            December 31,
                                                         1994           1993
ASSETS
Current assets:
  Cash and cash equivalents                           $  105.4       $   70.9
  Accounts receivable                                    143.7          140.9
  Materials and supplies                                  27.6           27.7
  Prepaid expenses and other                               6.2            9.3
      Total current assets                            $  282.9       $  248.8

Property:
  Road                                                $2,055.0       $1,938.6
  Equipment                                              148.5          155.3
  Accumulated depreciation                              (330.7)        (273.1)
      Net property                                    $1,872.8       $1,820.8
Other assets                                          $   62.9       $   66.3
      Total assets                                    $2,218.6       $2,135.9


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses               $  212.1       $  179.4
  Payroll and vacation pay                                35.6           35.3
  Interest                                                10.7           10.9
  Taxes                                                   19.9           16.2
      Total, excluding long-term debt
        due within one year                           $  278.3       $  241.8
  Long-term debt due within one year                      95.4           58.9
                                                      $  373.7       $  300.7
Casualties and environmental reserves                     76.7           78.3
Other liabilities                                         68.6           84.3
Deferred income taxes                                    350.0          303.6
Long-term debt, excluding amounts
  due within one year                                  1,033.7        1,142.8
      Total liabilities                               $1,902.7       $1,909.7

Shareholders' equity:
  Common stock, par value $.01 per share,
    authorized 250,000,000 shares of
    which 125,000,000 are non-voting;
    issued and outstanding 44,063,235
    and 43,650,561 shares, respectively
    (of which 12,835,304 are non-voting)              $    0.4       $    0.4
  Capital surplus                                        543.2          537.5
  Retained income                                       (227.7)        (311.7)
      Total shareholders' equity                      $  315.9       $  226.2
      Total liabilities and shareholders' equity      $2,218.6       $2,135.9



See accompanying Notes to Consolidated Financial Statements.
3

       CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                              Millions of dollars


                                                   Years Ended December 31,

                                                  1994       1993       1992

Cash flow from operating activities:
  Net income (loss)                             $  84.0    $  53.2    $ (56.2)
  Items not affecting cash flow from
      operating activities:
    Depreciation                                   73.9       68.8       64.9
    Amortization of debt cost                       7.2        8.1        8.7
    Gain from sales of property, net               (1.0)      (4.4)      (1.9)
    Deferred income taxes                          49.3       49.4       18.8
    Extraordinary items, net                          -       10.8       91.0
    Cumulative effect of a change
      in method of accounting                         -          -        2.6
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable     (2.8)     (11.2)      25.2
    (Increase) decrease in other current
      assets except cash                            3.2        3.8        7.1
    Increase (decrease) in accounts payable
      and accruals                                 36.5        5.6      (39.3)
    Other, net                                    (20.7)      (3.5)       7.2
      Net cash flow from operating activities   $ 229.6    $ 180.6    $ 128.1

Cash flow from financing activities:
  Proceeds from debt financing                  $   0.1    $   6.7    $ 758.5
  Proceeds from sale of common stock                2.8       26.4      216.0
  Payments on debt                                (57.2)     (50.9)     (54.1)
  Prepayment on long-term debt                    (16.0)     (32.9)    (842.9)
  Repurchase of interest rate swap agreements         -          -       (7.2)
  Redeem preferred stock                              -          -     (124.7)
      Net cash flow used for
        financing activities                    $ (70.3)   $ (50.7)   $ (54.4)

Cash flow from investing activities:
  Additions to property                         $(140.7)   $(115.4)   $ (83.3)
  Proceeds from property dispositions              14.5        9.9       12.8
  Other, net                                        1.4        2.3       (2.5)
      Net cash flow used for
        investing activities                    $(124.8)   $(103.2)   $ (73.0)

Increase in cash and cash equivalents           $  34.5    $  26.7    $   0.7
Cash and cash equivalents -
  Beginning of period                              70.9       44.2       43.5
  End of period                                 $ 105.4    $  70.9    $  44.2





See accompanying Notes to Consolidated Financial Statements.
4

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   SUMMARY OF ACCOUNTING POLICIES

     a)  Principles of Consolidation.

         The consolidated financial statements reflect the results of operations and financial position of the Company and its subsidiaries. All significant intercompany transactions have been eliminated. The Company's primary subsidiaries are the Chicago and North Western Railway Company (the "Railway") and Western Railroad Properties, Incorporated ("WRPI").

         WRPI's operations consist of the movement of unit coal trains from the southern Powder River Basin in Wyoming to a connection with the Union Pacific Railroad in Nebraska. The Railway operates WRPI under an agency agreement. WRPI's assets include a 103-mile rail line, jointly owned with the Burlington Northern Railroad; 101 miles of track and support facilities financed by a capital lease with a trust ("WRPI Trust") for the benefit of a subsidiary of Union Pacific Corporation (together with its subsidiaries "UP"); a wholly-owned, six-mile rail line; and certain other assets.

     b)  Derivative Financial Instruments.

         The Company uses a program of financial derivatives to limit its exposure to interest rate volatility and fuel commodity price risks. Derivatives are not held or issued for trading purposes and, therefore, are not marked to market.

         The Company is exposed to losses in the event of nonperformance by counterparties to its derivative instruments. The Company anticipates that the counterparties, each a financial institution with a minimum of an "A" rating, will be able to fully satisfy their obligations under the contracts.

         The Company's interest rate program includes the use of swap agreements and caps. Gains and losses are reported as interest expense in the period realized. (See note 4 for descriptions of the classes of interest rate derivatives.)

         The Company's fuel program uses collars and caps. Gains or losses are reported as fuel expense in the period realized. As of December 31, 1994, the Company had purchased collars with a floor of 44 cents per gallon and a ceiling of 56 cents per gallon covering ten million gallons of fuel per month (the Company's approximate usage) for January through June 1995.

     c)  Revenue Recognition.

         The Company recognizes transportation revenue proportionately as shipments move from origin to destination.
5

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     d)  Cash Equivalents.

         Cash equivalents are highly liquid short-term investments purchased less than ninety days from maturity and recorded at cost.

     e)  Materials and Supplies.

         Materials and supplies, which consist mainly of fuel oil and items to be used for maintenance and capital additions to road and equipment properties, are stated at average cost.

     f)  Property and Depreciation.

         Property balances include assets under capital leases with costs (before accumulated depreciation) of $255.9 million and $256.6 million at December 31, 1994 and 1993, respectively.

         Depreciation is provided at composite straight-line rates except for the track structure components of WRPI, which are depreciated on the unit of production method. For 1994, 1993 and 1992, the overall depreciation provision approximated an annual rate of 4.2%, 4.4% and 4.2%, respectively, of depreciable property.

         Additions and renewals constituting a unit of property are capitalized. Other renewals, repairs and maintenance are charged to expense. Track removal costs and costs of units of property retired or replaced, less salvage, are charged to accumulated depreciation. Overhead costs related to assets constructed by Company personnel are capitalized.

     g)  Changes in Method of Accounting.

         Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits."
6

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


2.   INCOME TAXES

     The provision (benefit) for income taxes consisted of the following:

                                                   Years ended December 31,

                                                  1994       1993       1992
                                                    (Millions of dollars)
     Provision (benefit) from:
       Continuing operations                    $ 51.5     $ 50.7     $ 18.8
       Extraordinary loss                            -       (6.6)     (57.0)
       Change in method of accounting                -          -       (1.5)
     Total income tax provision (benefit)       $ 51.5     $ 44.1     $(39.7)


     Current - Federal                          $  2.2     $  1.3     $    -
             - State                                 -          -          -
     Deferred                                     20.0       26.7        3.9
     Loss carryover benefit used (generated)      29.3       16.1      (40.8)
     Reduction of deferred tax asset
       valuation allowance                           -          -       (2.8)
     Total income tax provision (benefit)       $ 51.5     $ 44.1     $(39.7)



     The 1993 provision includes a $7.1 million charge to reflect the effect of the increase in the federal corporate tax rate on the deferred tax balance as of December 31, 1992.

     Total income taxes reflected in the Consolidated Statement of Income differ from the amounts computed by applying the federal statutory corporate tax rate as follows:

                                                   Years ended December 31,

                                                 1994       1993       1992
                                                    (Millions of dollars)
     Tax provision (benefit):
       At the federal statutory rate            $ 45.2     $ 32.5     $(30.4)
       Change in federal corporate tax rate          -        7.1          -
       Reduction of deferred tax asset
         valuation allowance                         -          -       (2.8)
     Federal income tax provision               $ 45.2     $ 39.6     $(33.2)
     State income tax provision                    6.3        4.5       (6.5)
     Total income tax provision (benefit)       $ 51.5     $ 44.1     $(39.7)


     As of December 31, 1994, the Company has net operating losses (NOLs) of approximately $132 million and $50 million for regular and alternative minimum taxes (AMTs), respectively. The Company's NOLs are recognized for financial statement purposes as a reduction of the deferred tax liability and expire as follows:
                            2000      $ 27 million
                            2002         5 million
                            2008       100 million
7

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     In addition, the Company has approximately $43 million of investment tax credits for tax return purposes which expire as follows:

               1995      $ 10 million            1999      $  9 million
               1996         8 million            2000         5 million
               1997         5 million            2001         2 million
               1998         4 million

     These investment tax credits are subject to certain limitations as to their future use. For financial statement purposes, the Company has established a $31 million valuation reserve for credits which are unlikely to be used. The estimate of NOLs and ITCs likely to be used was determined using internal Company projections of future taxable income. The Company generated book income before income taxes of $136 million in 1994 and $97 million in 1993 and a book loss before income taxes of $96 million in 1992. Taxable gains for 1994 and 1993 were somewhat lower, while the taxable loss for 1992 is somewhat higher, primarily due to temporary differences related to property additions. The Company's projections to support the recognition of these deferred tax assets do not require continued operating income improvements.

     The components of the deferred tax liability include:
                                                            Amounts as of
                                                             December 31,
                                                           1994         1993
                                                         (millions of dollars)
       Deferred tax liabilities:
         Depreciation and basis differences              $ 534.6      $ 512.9
         All other                                           8.0         15.4
         Total deferred tax liabilities                  $ 542.6      $ 528.3
       Deferred tax assets:
         Property treated as leased for tax purposes     $ (57.6)     $ (59.6)
         Tax loss carryforwards                            (50.2)       (79.5)
         Accruals and reserves                             (60.4)       (59.2)
         Investment tax credit carryforwards, net of
           valuation reserves of $31.4 and $37.6           (11.5)       (11.5)
         All other                                         (12.9)       (14.9)
         Total deferred tax assets                       $(192.6)     $(224.7)
       Net deferred income tax liability                 $ 350.0      $ 303.6



3.   OTHER INCOME, NET:
                                                     Years ended December 31,
     (millions of dollars)                           1994      1993      1992
     Interest income                                $ 4.3     $ 2.5     $ 2.8
     Gains from sales of property and investments     1.0       6.0       1.9
     Rents from property not used for operations      3.2       3.9       3.7
     Financing commitment and amendment fees         (1.8)     (0.6)     (0.8)
     Proceeds from note receivable
       previously written-off                         3.3         -         -
     Other, net                                      (2.9)     (0.8)      0.5

     Total                                          $ 7.1     $11.0     $ 8.1

8

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


4.   LONG-TERM DEBT

     a)  Non-Current Portion of Long-Term Debt:
                                                             Amounts as of
                                                              December 31,

                                                           1994         1993

                                                         (Millions of dollars)
         C&NW Railway:
           9.92% Senior Secured Notes
             due from 1998 to 2001                       $  465.0     $  465.0
           Term Loan due from 1996 to 1997                   39.1         72.5
           Standby Loan due from 1996 to 1998                96.6        132.7
           Equipment and other obligations
             due from 1996 to 2006                           33.5         41.5
           Capital lease obligations due from
             1996 to 2005 (Note 5)                           15.2         18.7
                 Total C&NW Railway                      $  649.4     $  730.4
         WRPI:
           Term Loan due from 1996 to 2002               $  248.4     $  275.8
           Capital lease with WRPI Trust
             due from 1996 to 2002 (Note 5)                 104.7        104.7
           Capital lease with UP due from
             1996 to 2011 (Note 5)                           31.2         31.9
               Total WRPI                                $  384.3     $  412.4
               Total                                     $1,033.7     $1,142.8


     b)  C&NW Railway Debt.

         The 9.92% Senior Secured Notes are fixed rate obligations; however, in order to take advantage of relatively low floating rates, the Company, in 1992 reverse swapped $425 million of those obligations to floating through January, 1996. Under the terms of those reverse swaps, the Company receives an average of 7.8% and pays three-month LIBOR.

         The Term Loan and Standby Loan bear interest at a floating rate equal to (at the Company's option) either: i) the Adjusted LIBOR Rate plus 1.5%; ii) the Alternate Base Rate plus 0.5% or iii) the Adjusted CD rate plus 1.625% (in each case as defined in the credit agreement). The composite interest rates for C&NW Railway debt net of the effect of interest rate cap, swap and reverse swap agreements at December 31, 1994, 1993 and 1992, were 8.4%, 7.1% and 8.3%, respectively. As of December 31, 1994 and 1993, interest rates on $635.5 million and $678.7 million, respectively, of debt floated with short-term interest rates; these amounts included $425 million of fixed rate debt referred to above, reverse swapped to floating.

         The Company has hedged the interest rate exposure related to its floating rate Railway debt, including fixed rate debt reserve swapped to floating, by entering into interest rate swap agreements covering $450 million of debt through April 15, 1995, whereby the railroad pays an average fixed rate of 6.3% and receives the three-month LIBOR. The railroad is also a party to interest rate swap agreements covering $260 million of debt from April 15, 1995 to January 15, 1996 whereby the railroad pays an average fixed rate of 6.8% and receives the three-month LIBOR.
                           9

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


         Additionally, the railway has entered various interest rate cap agreements under which LIBOR is effectively capped as follows:

         $250 million; LIBOR capped at 5.0% through 4/15/95
         $100 million; LIBOR capped at 7.0% from 4/15/95 to 1/15/96 $100 million; LIBOR capped at 5.0% from 4/15/95 to 1/15/96

         See Note 12 for a discussion of the Company's 1992 recapitalization.

     c)  WRPI Debt.

         WRPI's debt consists of a Term Loan, a capital lease obligation to WRPI Trust and a capital lease obligation to UP.

         The Term Loan and capital lease with WRPI Trust bear interest at floating rates calculated at the option of WRPI or the WRPI Trust, as applicable, equal to either: i) the Adjusted LIBOR Rate plus 1.25%; ii) the Alternate Base Rate plus 0.25% or iii) the Adjusted CD Rate plus 1.375% (in each case as defined in WRPI's debt agreement). The capital lease with UP bears interest at 12% per annum.

         The composite interest rates, net of the effect of interest rate cap and swap agreements as of December 31, 1994, 1993 and 1992 were 8.5%, 7.1% and 7.2%, respectively.

         WRPI has hedged its floating rate interest exposure by entering interest rate swap agreements covering $165 million of debt, through February 7, 1996, whereby WRPI pays an average fixed rate of 8.2% and receives three month LIBOR. Additionally, WRPI has entered various interest rate cap agreements under which LIBOR on $200 million of debt is effectively capped at 7.0% from April 15, 1995 to January 15, 1996 and LIBOR on $300 million of debt is effectively capped at 8.0% from January 15, 1996 to January 15, 1997.

     d)  Annual Debt Payments.

         Scheduled principal payments (including capital lease obligations) due in 1995 through 1999 are as follows:

                                 C&NW
                                Railway       WRPI        Total
                                     (millions of dollars)

                       1995      $ 72.7      $ 22.7      $ 95.4
                       1996        80.9        25.0       105.9
                       1997        60.5        32.1        92.6
                       1998       137.5        37.2       174.7
                       1999       121.6        22.9       144.5

         The WRPI Term Loan and capital lease obligation to WRPI Trust require accelerated debt payments subsequent to December 31, 1996 if there is excess cash flow as defined in the WRPI Loan agreement.
10

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)

     e)  Principal Encumbrances.

         Borrowings under the Railway's Senior Secured Notes and Term and Standby Loans are secured by the assets and guarantees of all of the Company's subsidiaries other than WRPI. Borrowings under WRPI's Term Loan and capital lease with WRPI Trust are secured by WRPI's assets, excluding certain intercompany loans.

     f)  Extraordinary Items.

         The 1993 extraordinary loss resulted from the refinancing of a portion of the Railway's Term and Standby Loans. The total pretax loss was $17.4 million and the related income tax benefit was $6.6 million.

         The 1992 extraordinary loss resulted primarily from the retirement of debentures in connection with the Recapitalization (see Note 12). The total pretax loss was $148.0 million and the related income tax benefit was $57.0 million.


5.   LONG-TERM LEASES

     The Company has substantial lease commitments for rolling stock, vehicles and portions of the track structure and related facilities of WRPI. Those leases which meet the criteria established by SFAS No. 13 are capitalized.
The remainder are reported as operating leases.

     Minimum annual rental commitments for noncancelable leases at December 31, 1994 were as follows:
                                              Capital leases
                                                                     Operating
                                          C&NW Railway     WRPI       leases
                                                  (Millions of dollars)

     1995                                    $  5.1       $ 13.5      $  117.5
     1996                                       4.1         13.5         115.8
     1997                                       2.7         13.5         108.3
     1998                                       2.7         13.5         103.6
     1999                                       2.7         13.5         100.8
     After 1999                                 9.8        178.7         735.2
     Total                                   $ 27.1       $246.2      $1,281.2

     Less imputed interest
       (at rates from 6.15% to 12.5%)           8.6        109.6
     Present value of net minimum
       lease payments                        $ 18.5       $136.6


     The Company's lease agreements have terms of 3 to 28 years and expiration dates ranging from 1995 to 2018. The majority of the leases contain options allowing the Company a right of first refusal to purchase the leased property at the end of the lease for fair market value, or at a set percentage of its cost.

     Lease rental expense for operating leases, including cancelable leases, was $126.6 million in 1994 and $111.3 million in 1993 and 1992.
11

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)

     The above amounts include insignificant amounts of rental income from subleases. Excluded from such amounts are contingent rentals on freight cars based on off-line car hire earnings of $0.5 million, $0.3 million and $0.9 million in 1994, 1993 and 1992, respectively. Also excluded from the above amounts are contingent rentals payable by WRPI out of its cash flow of $14.0 million for 1994, $18.2 million for 1993 and $15.6 million for 1992.

6.   SHAREHOLDERS' EQUITY

     a)  Changes in Shareholders' Equity.
                                                         (millions of dollars)
                                                 Common    Capital    Retained
                                                 stock     surplus     income
     December 31, 1991                           $  0.2    $112.5     $(211.2)
     Issuance of common stock                       0.2     395.7       (38.8)
     Net loss for the period                          -         -       (56.2)
     Exercise of stock options                        -       0.3           -
     Dividends on and accretion of
       preferred stock*                               -         -       (11.9)
     Excess of liquidation value over
       carrying value of preferred stock
       called for redemption*                         -         -       (46.8)

     December 31, 1992                           $  0.4    $508.5     $(364.9)
     Net income for the period                        -         -        53.2
     Issuance of common stock                         -      24.4           -
     Exercise of stock options                        -       4.6           -

     December 31, 1993                           $  0.4    $537.5     $(311.7)
     Net income for the period                        -         -        84.0
     Exercise of stock options                        -       5.7           -

     December 31, 1994                           $  0.4    $543.2     $(227.7)


     *Preferred dividends of the Company, all paid in additional shares, were 13% per annum for each share of UP Convertible Preferred Stock, and 17% per annum for each share of Merger Preferred Stock. See Note 12 for discussion of preferred stock redemption.

     b)  Preferred Stock.

         The authorized capital stock of the Company includes 15 million shares of preferred stock, par value $.01 per share. There is no preferred stock outstanding at December 31, 1994.
12

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)

     c)  Secondary Stock Offering.

         In 1993 Blackstone Capital Partners, L.P. ("Blackstone"), DLJ Capital Corporation ("DLJ"), and related investors sold substantially all of their respective shares in a secondary offering at $19.25 per share. UP Rail, Inc. ("UP Rail"), a subsidiary of Union Pacific Corporation, purchased 500,000 shares from the selling shareholders, thereby increasing its ownership to 12,835,304 shares, all of which are non-voting. On January 29, 1993, Union Pacific Corporation filed an application with the ICC requesting approval to convert the non-voting common stock to common stock. On December 13, 1994, the ICC in a voting conference orally approved the conversion subject to certain conditions; however, on release of a written Commission order the Company and Union Pacific must determine if the conditions to the conversion are acceptable. The Company must accept the conditions if they are acceptable to the Union Pacific and if the cost of compliance can reasonably be determined and if the Union Pacific shall have fully and adequately indemnified the Company and its affiliates.

         In connection with the secondary offering, the underwriters exercised overallotment options under which the Company issued an additional 1,371,265 shares of common stock for which it received net proceeds after underwriting discount and issuance expenses of approximately $24.4 million. Such net proceeds were used for the payment of a portion of the amounts owing under the Company's debt agreements.

     d)  Stock Option Agreements.

         1,820,012 options on common stock, with an exercise price of $5.88, were granted in 1989 and an additional 247,582 such options were granted in 1990. As of December 31, 1994, 785,218 options had been exercised, 113,484 had been canceled and 1,168,892 were exercisable. In addition, 323,542 options, all of which are exercisable, with exercise prices between $1.09 and $2.07 were granted in 1989 to certain executives. As of December 31, 1994, 62,500 of the 323,542 options have been exercised. All options expire on the tenth anniversary of the grant date or earlier under certain circumstances.

         1,000,000 options, with an exercise price of $21.375 were granted on December 8, 1992. An additional 359,500 options were granted during 1994, with exercise prices between $20.125 and $22.625. These options become exercisable for 20% of the shares subject thereto, annually, beginning on the first anniversary of the grant date and expire on the tenth anniversary of the grant date. As of December 31, 1994, 16,400 options have been exercised, 32,800 have been canceled and 374,800 are exercisable. Additionally, 740,107 and 2,000,000 options are available to be granted under the 1992 and 1994 stock option plans, respectively.

     e)  Dividend Restrictions.

         The Company's debt agreements limit the payment of dividends or making other distributions with respect to the common stock to 10% of income, as defined by the debt agreements, plus the amount of proceeds from equity issuances subsequent to the Recapitalization. As of December 31, 1994, the Company's potential dividend payments were limited to approximately $40 million.
      13

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


7.   EMPLOYEE BENEFIT PLANS

     a)  Pensions.

         The Company has a noncontributory defined benefit pension plan for employees who are not covered by a collective bargaining agreement. The benefits are based on years of service and the employee's average compensation over the last five years of employment. These benefits are reduced by eligible retirement benefits under the Company's Profit Sharing and Retirement Savings Plan and the Railroad Retirement Act. The Company makes annual contributions to the plan based on actuarial determinations and cash requirements. The plan's assets are invested in a guaranteed investment contract with an insurance company.

         Net pension expense was $0.3 million in each of 1994, 1993 and 1992, which consisted primarily of interest on the projected benefit obligation. The projected benefit obligation was $5.7 million and $7.0 million as of December 31, 1994 and 1993, respectively.

         The Company has accrued pension liabilities of $4.1 million and $4.3 million as of December 31, 1994 and 1993, respectively, consisting of the projected benefit obligation and unrecognized net gains (losses) less the fair value of plan assets. The fair value of plan assets was $2.3 million and $2.9 million as of December 31, 1994 and 1993, respectively.

         Pension expense was determined using a weighted average discount rate of 7.0% for 1994 and 8.25% for 1993. The projected benefit obligation was determined using a weighted average discount rate of 8.5% at December 31, 1994 and 7.0% at December 31, 1993. The expected long-term rate of return on plan assets was 8.75%. The assumed rate of compensation increase was 6.0% at December 31, 1994 and 1993.

     b)  Postemployment Benefits

         SFAS No. 106 primarily affects the Company's plan under which life insurance is provided for retired employees not covered under collective bargaining agreements. The Company's plan is unfunded. Operating expense of $0.4 million was recognized in each of 1994, 1993, and 1992, consisting primarily of interest on the accumulated postretirement benefit obligation.

         Certain employees not covered by collective bargaining agreements also have received postretirement health care benefits to age 65 under special employee severance programs. The amount paid for these benefits, which was accrued by the Company prior to the employees' retirement was $1.6 million in 1994, $1.2 million in 1993 and $1.1 million in 1992.

         The Company provides health care benefits through a multi-employer insurance plan for retired employees between the ages of 62 and 65 who are covered by collective bargaining agreements. The cost of these benefits for retired employees was $1.6 million in 1994 and $1.7 million in 1993 and 1992.
               14

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


8.   CONTINGENT LIABILITIES AND COMMITMENTS

    The Company expects to expend $144 million for 1995 capital projects and plans to acquire equipment under operating leases with a cost to the lessors of $185 million.

    The Company's operations are subject to a variety of federal, state and local environmental and pollution control statutes and regulations. The Company has been named as a potentially responsible party ("PRP") in three proceedings under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), and in five state Superfund matters, all but one of which is in the Midwest. The Company is also a defendant in one private CERCLA cost recovery action. The current estimate of the total cost of remediation for CERCLA, state and private cost recovery proceedings to all PRPs aggregates approximately $82 million. The Company has assumed that other PRPs will pay appropriate shares of remediation obligations, except when the Company is aware they are incapable of doing so. In such instances, the Company has reapportioned the potential liability and provided a reserve.

    The Company is the lessor of real property under approximately 1,600 leases for commercial, agricultural and industrial uses and owns or leases numerous other sites. The Company has additionally provided reserves for environmental exposure from current and former railroad operating properties, fueling facilities, leased properties and pending litigation and enforcement actions. The Company's environmental exposure is reevaluated periodically.

    At December 31, 1994, the Company's reserve for environmental liabilities was $30 million. No offsets were credited for possible insurance recoveries, as the Company believes, to a large extent, it would not be able to obtain such recoveries. The reserve was determined based on the Company's anticipated cost of remediation at all known sites, including those where no claim or enforcement action has been issued, taking into consideration the extent of damage and the Company's remediation cost history. The Company has not discounted its environmental liabilities as the timing of remediation payments is uncertain. Environmental regulations and remediation processes are subject to future change, and determining the actual cost of remediation will require further investigation and remediation experience. Therefore, the ultimate cost cannot be determined at this time. However, while such cost may vary from the Company's current estimate, the Company believes the difference between its reserve and the ultimate liability will not be material.

  The Railroad is a party to service interruption insurance agreements under which additional premiums of up to a maximum of $18.7 million may arise in the event of work stoppages on other railroads. Conversely, the Railroad is entitled to receive payments under certain conditions if a work stoppage occurs on its property.

    The Company is a party to a number of other legal actions arising in the ordinary course of business, including actions involving personal injury claims. The Company believes that the legal actions will not have a material adverse impact upon the financial position or results of operations of the Company.
                             15

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


9.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                (millions of dollars except per share amounts)

1994 Quarters Ended           March 31   June 30   September 30    December 31

Operating revenues             $273.9     $282.6    $290.7          $282.6
Operating income                 48.2       53.3      67.9            56.5 a/
Net income                       16.0       21.5      27.1            19.4
Net income per share              .35        .47       .60             .43




                                (millions of dollars except per share amounts)

1993 Quarters Ended           March 31   June 30   September 30    December 31

Operating revenues             $254.7     $257.0    $262.9          $268.6
Operating income                 45.6       52.7      49.2  b/        61.6
Income before
  extraordinary item             14.6       18.7       6.2            24.5
Net income (loss)                14.6       18.7      (4.6) c/        24.5
Income before extraordinary
  item per share                  .33        .43       .14             .54
Net income (loss) per share       .33        .43      (.10)            .54



a/   Includes $4.8 million charge for employee buyouts and related costs.

b/ Includes $5.0 million charge for employee buyouts, relocation costs and a management fee payable to one of the Company's previous principal shareholders.

c/   Includes a $10.8 million extraordinary charge from a debt refinancing.


10.  RELATED PARTY TRANSACTIONS

     Union Pacific Corporation and its subsidiaries ("UP") are related parties as a result of their ownership of common stock of the Company. Blackstone is a related party as James J. Mossman, a general partner, is a member of the Company's Board of Directors. DLJ was formerly a related party as a result of its or its affiliates' ownership of common stock of the Company

     The Company paid Blackstone $250,000 in 1994 and $1.0 million in each of 1993 and 1992 for management and advisory fees, and $1.2 million in 1992 with respect to the Recapitalization. The Company paid DLJ $1.2 million in fees in 1992 related to the Recapitalization. In addition, DLJ, acting as a lead underwriter, realized aggregate selling concessions of $2.3 million in connection with the Company's 1993 secondary offering and $4.1 million in connection with the Company's 1992 stock offering.
16

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     In connection with the Recapitalization, the Company exchanged 10,153,304 shares of non-voting common stock for the outstanding UP Convertible Preferred Stock and an additional cash investment of $28 million. In connection with the secondary offering, UP Rail purchased an additional 500,000 shares of non-voting common stock. See Note 6(c).

     Approximately 67% of the Company's total loads in 1994, 65% in 1993 and 62% in 1992 were interchanged with the UP with revenue shared in accordance with standard industry procedures. Pursuant to a trackage rights agreement, approved by the Interstate Commerce Commission, among the Company and subsidiaries of UP, the Company hauls certain traffic for subsidiaries of UP under terms that preserve the Company's revenue on that traffic. Note 5 details WRPI capital lease payments (including contingent rent payable out of cash flow) made to a trust for the benefit of a subsidiary of UP.


11.  OTHER DISCLOSURES

     a)  Additional Disclosures for Consolidated Statement of Cash Flows.

         The following cash payments occurred in the periods shown:

                                  1994        1993        1992
                                      (millions of dollars)

               Interest          $ 90.0      $103.0      $118.6
               Income taxes         2.7          .9           -


         Noncash financing activities of the Company consisted of UP convertible preferred stock dividends of $4.8 million and a $141.4 million exchange of UP convertible preferred stock for non-voting common stock in 1992.

     b)  Cash Resources.

         The Company has a credit line available through a $50 million revolving credit facility. Approximately $45 million was available under this credit line as of December 31, 1994.

     c)  Concentration of Credit Risk.

          The Company is not dependent upon a single customer or on a few customers. However, approximately 35% of the Company's 1994 traffic was coal, primarily destined to electric utilities in the United States. Approximately 67% of the Company's 1994 traffic was interchanged with subsidiaries of the Union Pacific Corporation.
17

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     d)  Fair Value of Financial Instruments.

         The estimated fair value of the Company's financial instruments as of December 31, 1994 was as follows:
                                                        Carrying        Fair
                                                         value         value
                                                        (millions of dollars)
         Assets:
           Cash and cash equivalents                    $  105.4      $  105.4
           Other current assets                            177.5         177.5
           Investments                                       5.5           5.5
           Interest rate and fuel price hedges                 -           9.9
         Liabilities:
           Current liabilities                             373.7         373.7
           Long-term debt                                1,033.7       1,060.1


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


12.  RECAPITALIZATION

     On April 7, 1992, the Company issued 20,069,463 shares of common stock, of which 9,916,159 shares were issued to the public and 10,153,304 non-voting shares were issued to UP Rail as part of a recapitalization plan (the "Recapitalization") to: (i) eliminate dividends on its 17% cumulative exchangeable preferred stock, par value $.01 per share (the "merger preferred stock") and 13% cumulative convertible exchangeable senior pay-in-kind preferred stock, par value $.01 per share (the "UP convertible preferred stock") issued in connection with the acquisition of CNW Corporation in 1989 (the "Acquisition"); (ii) increase common shareholders' equity; and (iii) reduce the interest costs of the Company's consolidated indebtedness. The principal sources of funds in the Recapitalization were: (i) the public common stock issuance; (ii) new senior secured debt facilities for borrowings of up to $850 million; and (iii) an investment by UP Rail of $28 million, along with the surrender of the UP convertible preferred stock in exchange for the issuance of non-voting common stock to UP Rail.
18

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd.)


     The proceeds of the Recapitalization (approximately $1.2 billion) were used to: (i) redeem all of the issued and outstanding shares of merger preferred stock at an aggregate redemption price equal to its liquidation value plus accrued and unpaid dividends to the redemption date of May 8, 1992;
(ii) prepay all borrowings outstanding under the credit agreement (the "Merger Credit Agreement") entered into in connection with the Acquisition; (iii) retire $362 million of the 15-1/2% senior subordinated debentures due 2001 (the "Debentures") issued by a subsidiary of the Company in connection with the Acquisition; (iv) exchange all of the issued and outstanding shares of UP convertible preferred stock (plus an additional cash investment by UP Rail of $28 million) for 10,153,304 shares of non-voting common stock; (v) fund a portion of employee severance costs; (vi) terminate certain interest rate swap agreements; and (vii) pay financing and transaction costs. In connection with the Recapitalization, the Company recorded a first quarter after-tax extraordinary charge to earnings of approximately $91 million (net of $57 million of income taxes) related to the retirement of the Debentures and the termination of the Merger Credit Agreement and a charge of approximately $47 million to accrete the merger preferred stock to its liquidation value.

     Concurrent with the common stock issuance, the Company effected an 32.25-for-one stock split. Share and per share data included in the Consolidated Financial Statements have been restated for the stock split.

     On a pro forma basis, as of January 1, 1992, the Recapitalization would have reduced 1992 interest expense by $9.2 million and eliminated all preferred stock dividends.
           19

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS








To the Board of Directors and Shareholders of Chicago and North Western Transportation Company:


     We have audited the accompanying consolidated balance sheets of Chicago and North Western Transportation Company (a Delaware corporation) and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago and North Western Transportation Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

     As explained in Note 1(g) to the financial statements, effective January 1, 1992, the Company changed its method of accounting for other postretirement benefits.








                                       ARTHUR ANDERSEN LLP



Chicago, Illinois
January 27, 1995